SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2017

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

INTERIM FINANCIAL

STATEMENTS

—

September 30, 2017and 2016 with

report of independent registered public

accounting firm

Report of Independent Registered Public Accounting Firm

The Shareholders and Board of Directors of

Petróleo Brasileiro S.A. - Petrobras

We have reviewed the interim consolidated statement of financial position of Petróleo Brasileiro S.A. - Petrobras and subsidiaries (the “Company”) as of September 30, 2017, and the related interim consolidated statements of income and comprehensive income for the three and nine months periods ended September 30, 2017, and the related interim consolidated statements of changes in shareholders’ equity and cash flows for the nine-month period ended September 30, 2017. These interim consolidated financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the interim consolidated financial statements referred to above for them to be in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

We draw attention to Note 3 of the interim consolidated financial statements, which describes that: i) no additional information has been identified through this date which could materially impact the estimation methodology adopted for the write off recorded on September 30, 2014; and ii) the internal investigations being conducted by outside legal counsel under the supervision of a Special Committee created by the Company and the investigation conducted by the Securities and Exchange Commission are still on going, nevertheless to date no additional impact to those already disclosed in the interim financial statements has been identified. We also draw attention to Note 29.4 of the interim consolidated financial statements which describes class actions filed against the Company, for which it is unable to make a reliable estimate of loss.

The consolidated financial statements of the Company as of and for the year ended December 31, 2016, were audited by other accountants whose report dated March 21, 2017, expressed an unqualified opinion on those consolidated financial statements. Such consolidated financial statements were not audited by us and, accordingly, we do not express an opinion or any form of assurance on the information set forth in the accompanying consolidated statement of financial position as of December 31, 2016. Additionally, the interim consolidated statements of income and comprehensive income for the three and nine months periods ended September 30, 2016, and the related interim consolidated statements of changes in shareholders’ equity and cash flows for the nine-month period ended September 30, 2016, were not reviewed or audited by us, and accordingly, we do not express an opinion or any form of assurance on them.

Rio de Janeiro, November 13, 2017

/s/

KPMG Auditores Independentes

KPMG Auditores Independentes, uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.

KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

Petróleo Brasileiro S.A. – Petrobras

Interim Consolidated Statement of Financial Position September 30, 2017 and December 31, 2016 (Expressed in millions of US Dollars, unless otherwise indicated)

Assets	Note	09.30.2017	12.31.2016	Liabilities	Note	09.30.2017	12.31.2016
Current assets				Current liabilities
Cash and cash equivalents	6	23,495	21,205	Trade payables	15	5,981	5,762
Marketable securities	6	1,813	784	Finance debt	16	7,369	9,755
Trade and other receivables, net	7	5,216	4,769	Finance lease obligations	17.1	26	18
Inventories, net	8	8,160	8,475	Income taxes payable	20.1	363	127
Recoverable income taxes	20.1	483	602	Other taxes payable	20.1	3,906	3,628
Other recoverable taxes	20.1	2,010	1,900	Payroll and related charges		1,654	2,197
Advances to suppliers		131	166	Pension and medical benefits	21.1	897	820
Others		1,946	1,140	Others		2,049	2,104
		43,254	39,041			22,245	24,411
Assets classified as held for sale	9.2	2,182	5,728	Liabilities related to assets classified as held for sale	9.2	244	492
		45,436	44,769			22,489	24,903

Non-current assets				Non-current liabilities
Long-term receivables				Finance debt	16	105,833	108,371
Trade and other receivables, net	7	5,051	4,551	Finance lease obligations	17.1	223	226
Marketable securities	6	232	90	Income taxes payable	20.2	931	-
Judicial deposits	29.2	4,715	3,999	Deferred income taxes	20.5	2,122	263
Deferred income taxes	20.5	3,190	4,307	Pension and medical benefits	21.1	23,477	21,477
Other tax assets	20.1	3,285	3,141	Provisions for legal proceedings	29.1	3,826	3,391
Advances to suppliers		1,114	1,148	Provision for decommissioning costs	19	10,653	10,252
Others		3,325	3,184	Others		696	550
		20,912	20,420			147,761	144,530

				Total liabilities		170,250	169,433

				Shareholders' equity
Investments	10	3,996	3,052	Share capital (net of share issuance costs)	22.1	107,101	107,101
Property, plant and equipment	11	180,171	175,470	Capital transactions		629	628
Intangible assets	12	3,232	3,272	Profit reserves		54,742	53,143
		208,311	202,214	Accumulated other comprehensive (deficit)	22.2	(79,845)	(84,093)
				Attributable to the shareholders of Petrobras		82,627	76,779
				Non-controlling interests		870	771
				Total equity		83,497	77,550

Total assets		253,747	246,983	Total liabilities and shareholder's equity		253,747	246,983

The notes form an integral part of these financial statements.

Petróleo Brasileiro S.A. – Petrobras

Interim Consolidated Statement of Income September 30, 2017 and 2016 (Expressed in millions of US Dollars, unless otherwise indicated)

	Note	Jan-Sep/2017	Jan-Sep/2016	3Q-2017	3Q-2016

Sales revenues	23	65,260	60,002	22,700	21,693
Cost of sales		(44,343)	(40,940)	(15,988)	(14,506)
Gross profit		20,917	19,062	6,712	7,187

Income (expenses)
Selling expenses		(3,308)	(3,037)	(1,339)	(1,027)
General and administrative expenses		(2,198)	(2,425)	(774)	(937)
Exploration costs	14	(494)	(1,333)	(213)	(572)
Research and development expenses		(412)	(424)	(134)	(151)
Other taxes		(1,367)	(454)	(321)	(188)
Impairment of assets	13	(110)	(5,122)	(46)	(4,710)
Other income and expenses	24	(1,374)	(5,536)	(1,427)	(3,003)
		(9,263)	(18,331)	(4,254)	(10,588)

Income before finance income (expense), results in equity-accounted investments and income taxes		11,654	731	2,458	(3,401)

Finance income		857	811	234	366
Finance expenses		(5,678)	(5,221)	(1,653)	(1,900)
Foreign exchange gains (losses) and inflation indexation charges		(2,734)	(1,733)	(924)	(659)
Net finance income (expense)	26	(7,555)	(6,143)	(2,343)	(2,193)

Results in equity-accounted investments	10.1	524	169	138	(43)

Net income before income taxes		4,623	(5,243)	253	(5,637)

Income taxes	20.6	(2,800)	64	(49)	298

Net income for the period		1,823	(5,179)	204	(5,339)

Net income (loss) attributable to:
Shareholders of Petrobras		1,596	(5,592)	83	(5,380)
Non-controlling interests		227	413	121	41

Net income for the period		1,823	(5,179)	204	(5,339)

Basic and diluted earning (loss) per weighted-average of common and preferred share - in U.S. dollars	22.3	0.12	(0.43)	0.01	(0.41)

The notes form an integral part of these financial statements.

Petróleo Brasileiro S.A. – Petrobras

Interim Consolidated Statement of Comprehensive Income September 30, 2017 and 2016 (Expressed in millions of US Dollars, unless otherwise indicated)

	Jan-Sep/2017	Jan-Sep/2016	3Q-2017	3Q-2016

Net Income for the period	1,823	(5,179)	204	(5,339)

Items that may be reclassified subsequently to the statement of income:
Unrealized gains / (losses) on available-for-sale securities
Recognized in shareholders' equity	(8)	−	6	−
	(8)	−	6	−
Unrealized gains / (losses) on cash flow hedge - highly probable future exports
Recognized in shareholders' equity	1,787	11,072	2,457	(674)
Reclassified to the statement of income	2,323	2,111	812	658
Deferred income tax	(1,398)	(4,483)	(1,112)	4
	2,712	8,700	2,157	(12)
Unrealized gains on cash flow hedge - others
Recognized in shareholders' equity	−	5	(1)	3
	−	5	(1)	3
Cumulative translation adjustments (*)
Recognized in shareholders' equity	1,299	9,834	2,141	(628)
Reclassified to the statement of income	37	1,428	−	1,428
	1,336	11,262	2,141	800

Share of other comprehensive income in equity-accounted investments
Recognized in shareholders' equity	186	347	71	(8)
Reclassified to the statement of income	22	−	−	−
	208	347	71	(8)

Total other comprehensive income:	4,248	20,314	4,374	783

Total comprehensive income	6,071	15,135	4,578	(4,556)

Comprehensive income attributable to:
Shareholders of Petrobras	5,847	14,709	4,450	(4,604)
Non-controlling interests	224	426	128	48
Total comprehensive income	6,071	15,135	4,578	(4,556)

(*) Includes US$ 13 (US$ 365 in the nine month period ended september 30, 2016) of cumulative translation adjustments in associates and joint ventures.

The notes form an integral part of these financial statements.

Petróleo Brasileiro S.A. – Petrobras

Interim Consolidated Statement of Cash Flows September 30, 2017 and 2016 (Expressed in millions of US Dollars, unless otherwise indicated)

	Jan-Sep/2017	Jan-Sep/2016
Cash flows from Operating activities
Net income (loss) for the period	1,823	(5,179)
Adjustments for:
Pension and medical benefits (actuarial expense)	2,056	1,700
Results in equity-accounted investments	(524)	(169)
Depreciation, depletion and amortization	10,090	10,555
Impairment of assets (reversal)	110	5,122
Exploratory expenditures write-offs	225	966
Gains and losses on disposals/write-offs of assets	(1,635)	267
Foreign exchange, indexation and finance charges	7,397	6,247
Deferred income taxes, net	1,468	(1,338)
Allowance (reversals) for impairment of trade and others receivables	635	479
Inventory write-down to net realizable value	67	305
Reclassification of cumulative translation adjustment and other comprehensive income	59	1,428
Revision and unwinding of discount on the provision for decommissioning costs	573	(514)
Gain on remeasurement of investment retained with loss of control	(217)	−

Decrease (Increase) in assets
Trade and other receivables, net	(774)	801
Inventories	313	(300)
Judicial deposits	(580)	(493)
Other assets	(164)	(553)
Increase (Decrease) in liabilities
Trade payables	(82)	(1,411)
Other taxes payable	2,263	164
Pension and medical benefits	(620)	(491)
Other liabilities	(727)	1,620
Income taxes paid	(671)	(254)
Net cash provided by operating activities	21,085	18,952
Cash flows from Investing activities
Capital expenditures	(9,481)	(10,267)
Decrease in investments in investees	(43)	(120)
Proceeds from disposal of assets - Divestment	2,953	739
Divestment (Investment) in marketable securities	(923)	209
Dividends received	253	230
Net cash used in investing activities	(7,241)	(9,209)
Cash flows from Financing activities
Investments by non-controlling interest	(61)	2
Financing and loans, net:
Proceeds from financing	22,644	12,496
Repayment of principal	(28,565)	(20,925)
Repayment of interest	(5,468)	(5,308)
Dividends paid to non-controlling interests	(149)	(47)
Net cash used in financing activities	(11,599)	(13,782)

Effect of exchange rate changes on cash and cash equivalents	45	563

Net decrease in cash and cash equivalents	2,290	(3,476)

Cash and cash equivalents at the beginning of the year	21,205	25,058

Cash and cash equivalents at the end of the period	23,495	21,582

The notes form an integral part of these financial statements.

Petróleo Brasileiro S.A. – Petrobras

Interim Consolidated Statement of Changes in Shareholders’ Equity September 30, 2017 and 2016 (Expressed in millions of US Dollars, unless otherwise indicated)

	Share capital (net of share issuance costs)			Accumulated other comprehensive income (deficit) and deemed cost				Profit Reserves
	Share Capital	Share issuance costs	Capital Transactions	Cumulative translation adjustment	Cash flow hedge - highly probable future exports	Actuarial gains (losses) on defined benefit pension plans	Other comprehensive income (loss) and deemed cost	Legal	Statutory	Tax incentives	Profit retention	Retained earnings	Shareholders' equity attributable to shareholders of Petrobras	Non-controlling interests	Total consolidated shareholders' equity
	107,380	(279)	321	(71,220)	(20,288)	(7,362)	(1,293)	7,919	2,182	720	47,156	-	65,236	819	66,055
Balance at January 1, 2016		107,101	321				(100,163)				57,977		65,236	819	66,055
Realization of deemed cost	-	-	-	-	-	-	(3)	-	-	-	-	3	-	-	-
Capital transactions	-	-	6	-	-	-	-	-	-	-	-	-	6	(453)	(447)
Net income (loss)	-	-	-	-	-	-	-	-	-	-	-	(5,592)	(5,592)	413	(5,179)
Other comprehensive income	-	-	-	11,249	8,700	-	352	-	-	-	-	-	20,301	13	20,314
Appropriations:
Dividends	-	-	-	-	-	-	-	-	-	-	-	-	-	(28)	(28)
	107,380	(279)	327	(59,971)	(11,588)	(7,362)	(944)	7,919	2,182	720	47,156	(5,589)	79,951	764	80,715
Balance at September 30, 2016		107,101	327				(79,865)				57,977	(5,589)	79,951	764	80,715

	107,380	(279)	628	(60,248)	(11,297)	(11,600)	(948)	7,919	2,182	720	42,322	-	76,779	771	77,550
Balance at January 1, 2017		107,101	628				(84,093)				53,143		76,779	771	77,550
Realization of deemed cost	-	-	-	-	-	-	(3)	-	-	-	-	3	-	-	-
Capital transactions	-	-	1	-	-	-	-	-	-	-	-	-	1	(61)	(60)
Net income	-	-	-	-	-	-	-	-	-	-	-	1,596	1,596	227	1,823
Other comprehensive income	-	-	-	1,339	2,712	-	200	-	-	-	-	-	4,251	(3)	4,248
Appropriations:
Dividends	-	-	-	-	-	-	-	-	-	-	-	-	-	(64)	(64)
	107,380	(279)	629	(58,909)	(8,585)	(11,600)	(751)	7,919	2,182	720	42,322	1,599	82,627	870	83,497
Balance at September 30, 2017		107,101	629				(79,845)				53,143	1,599	82,627	870	83,497

The notes form an integral part of these financial statements.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

1.	The Company and its operations

Petróleo Brasileiro S.A. - Petrobras is a company controlled by the Brazilian government dedicated, directly or through its subsidiaries (referred to jointly as “Petrobras”, “the Company”, or “Petrobras Group”), either independently or through joint ventures or similar arrangements with third parties, to prospecting, drilling, refining, processing, trading and transporting crude oil from producing onshore and offshore oil fields and from shale or other rocks, as well as oil products, natural gas and other liquid hydrocarbons. In addition, Petrobras carries out energy related activities, such as research, development, production, transport, distribution and trading of all forms of energy, as well as other related or similar activities. The Company’s head office is located in Rio de Janeiro – RJ, Brazil.

2.	Basis of presentation of unaudited interim financial statements

These unaudited consolidated interim financial statements have been prepared and presented in accordance with IAS 34 – “Interim Financial Reporting” as issued by the International Accounting Standards Board (IASB). The information is presented in U.S. dollars.

These unaudited interim financial statements present the significant changes in the period, avoiding repetition of certain notes to the financial statements previously reported. Hence it should be read together with the Company’s audited annual financial statements for the year ended December 31, 2016, which include the full set of notes.

Petrobras has selected the U.S. Dollar as its presentation currency to facilitate a more direct comparison to other oil and gas companies. The financial statements have been translated from the functional currency (Brazilian Real) into the presentation currency (U.S. Dollar). All assets and liabilities are translated into U.S. dollars at the closing exchange rate at the date of the financial statements; income and expenses, as well as cash flows are translated into U.S. dollars using the average exchange rates prevailing during the period. All exchange differences arising from the translation of the consolidated financial statements from the functional currency into the presentation currency are recognized as cumulative translation adjustments (CTA) within accumulated other comprehensive income in the consolidated statements of changes in shareholders’ equity.

Brazilian Real x U.S. Dollar	Sep 2017	Jun 2017	Mar 2017	Dec 2016	Sep 2016	Jun 2016	Mar 2016
Quarterly average exchange rate	3.16	3.22	3.15	3.29	3.25	3.51	3.91
Period-end exchange rate	3.17	3.31	3.17	3.26	3.25	3.21	3.56

The Company’s Board of Directors in a meeting held on November 13, 2017 authorized the issuance of this consolidated interim financial statements.

2.1.	Accounting estimates

The preparation of interim financial statements requires the use of estimates and assumptions for certain assets, liabilities and other transactions. These estimates and assumptions include: oil and gas reserves and their impacts to other parts of the financial statements, the main assumptions and cash-generating units identified for impairment testing of assets, pension and medical benefits liabilities, provisions for legal proceedings, dismantling of areas and environmental remediation, deferred income taxes, cash flow hedge accounting and allowance for impairment of trade receivables. Although our management uses assumptions and judgments that are periodically reviewed, the actual results could differ from these estimates.

For further information on accounting estimates, see note 5 to the Company’s annual financial statements for the year ended December 31, 2016.

3.	The “Lava Jato (Car Wash) investigation” and its effects on the Company

In the third quarter of 2014, the Company wrote off US$ 2,527 of capitalized costs representing estimated amounts that Petrobras overpaid for the acquisition of property, plant and equipment in prior years. For further information see note 3 to the Company’s December 31, 2016 audited consolidated financial statements.

In preparing its interim financial statements for the period ended September 30, 2017, the Company considered all available information and did not identify any additional information in the investigations related to the “Lava Jato (Car Wash) investigation” by the Brazilian authorities or by the independent law firms conducting an internal investigation that could materially impact or change the methodology adopted to recognize the write-off taken in the third quarter of 2014. The Company continues to monitor the investigations for additional information and will review their potential impacts on the adjustment made.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

To the extent that any of the proceedings resulting from the Lava Jato investigation involve new leniency agreements with companies or plea agreements with individuals pursuant to which they agree to return funds, Petrobras may be entitled to receive a portion of such funds and will recognize them as other income and expenses when received. Nevertheless, the Company is unable to reliably estimate further recoverable amounts at this moment. Any recoverable amount will be recognized as income when received or when their economic benefits become virtually certain.

In the nine-month period ended September 30, 2017, the Company recognized US$ 48 as other income and expenses (US$ 69 in the same period in 2016) with respect to compensation for damages resulting from a leniency agreement. Of this amount, US$ 23 was received during this period and the remaining US$ 25 was recognized as accounts receivable at September 30, 2017 and collected in October 2017. The total funds returned through December 31, 2016, amounted to US$ 203 (US$ 131 in 2016 and US$ 72 in 2015).

We have been formally recognized as a victim of the crimes identified under the Lava Jato investigation by the Brazilian Federal Prosecutor’s Office, the lower court hearing the case and by the Brazilian Supreme Court. As a result, we have joined 41 criminal proceedings as an assistant to the prosecutor. In addition, we have entered into four criminal proceedings as an interested party. We have also renewed our commitment to continue cooperating with authorities to clarify the issues and report them regularly to our investors and to the public in general.

4.	Basis of consolidation

The consolidated interim financial statements include the interim financial statements of Petrobras, its subsidiaries, its assets and liabilities within joint operations and consolidated structured entities.

There were no significant changes in the Company’s basis of consolidation of entities in the period ended September 30, 2017 when compared to December 31, 2016, except for the disposal of the subsidiary Nova Transportadora do Sudeste - NTS, on April 4, 2017, as set out in note 9.

5.	Summary of significant accounting policies

The same accounting policies and methods of computation were followed in these consolidated interim financial statements as those followed in the preparation of the annual financial statements of the Company for the year ended December 31, 2016.

Formal Notice from CVM – Hedge accounting

Since mid-May 2013, the Company has designated cash flow hedging relationships, in which (a) the hedged items are portions of our highly probable future monthly export revenues in U.S. dollars, (b) the hedging instruments are portions of our long term debt obligations denominated in U.S. dollars, and (c) the risk hedged is the effect of changes in exchange rates between the U.S. dollar and the functional currency, the real. For more information, see note 31.2 to the Company’s audited consolidated financial statements for the year ended December 31, 2016.

On March 7, 2017, the Company received a formal notice from the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM) requesting that the Company restate its annual and interim financial statements since the second quarter of 2013. This notice requested that the Company restate the effects of the hedge accounting policy application relating to the cash flow hedge involving the Company’s future exports. The Company appealed the CVM decision and reaffirmed its view that its accounting policy has been correctly applied.

In July 2017, the CVM’s collegiate body accepted the Company’s appeal and dismissed the formal notice, which reinforced the correct application of the accounting policy by the Company.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

6.	Cash and cash equivalents and Marketable securities

Cash and cash equivalents

	09.30.2017	12.31.2016
Cash at bank and in hand	1,162	591

Short-term financial investments
- In Brazil
Brazilian interbank deposit rate investment funds and other short-term deposits	3,557	1,180
Other investment funds	24	131
	3,581	1,311
- Abroad
Time deposits	5,129	3,085
Automatic investing accounts and interest checking accounts	12,020	9,780
U.S. Treasury bills	−	5,217
Other financial investments	1,603	1,221
	18,752	19,303
Total short-term financial investments	22,333	20,614
Total cash and cash equivalents	23,495	21,205

Short-term financial investments in Brazil primarily consist of investments in funds holding Brazilian Federal Government Bonds that mature within three months as of the date of their acquisition. Short-term financial investments abroad comprise time deposits that mature in three months or less from the date of their acquisition, highly-liquid automatic investment accounts, interest checking accounts and other short-term fixed income instruments.

Marketable securities

			09.30.2017		12.31.2016
	In Brazil	Abroad	Total	In Brazil	Total
Trading securities	1,162	−	1,162	784	784
Available-for-sale securities	135	651	786	−	−
Held-to-maturity securities	97	−	97	90	90
Total	1,394	651	2,045	874	874
Current	1,162	651	1,813	784	784
Non-current	232	−	232	90	90

Trading securities refer mainly to investments in Brazilian Federal Government Bonds. These financial investments have maturities of more than three months and are mostly classified as current assets due to their maturity or the expectation of their realization in the short term.

Available-for-sale securities in Brazil refer substantially to São Martinho’s common shares granted to the wholly-owned subsidiary Petrobras Biocombustível S.A. - PBIO (24 million shares) as consideration for PBIO’s shares in Nova Fronteira. For further information on this transaction see note 9.3. Available-for-sale securities abroad refer to UK government bonds amounting to GBP 475 million and maturing in March 2018.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

7.	Trade and other receivables
7.1.	Trade and other receivables, net
	09.30.2017	12.31.2016

Trade receivables -Third parties	7,004	6,128
Related parties
Investees (note 18.1)	547	555
Receivables from the electricity sector (note 7.4) (*)	5,314	4,922
Petroleum and alcohol accounts -receivables from Brazilian Government	262	268
Finance lease receivables	551	1,223
Receivables from divestments (note 9.1)	908	−
Other receivables	1,773	1,650
	16,359	14,746
Allowance for impairment of trade and other receivables	(6,092)	(5,426)
Total	10,267	9,320
Current	5,216	4,769
Non-current	5,051	4,551
(*) Includes the amount of US$ 245 at September 30, 2017 (US$ 251 at December 31, 2016) regarding finance lease receivable from Amazonas Distribuidora de Energia.

7.2.	Trade receivables overdue - Third parties
	09.30.2017	12.31.2016
Up to 3 months	916	403
From 3 to 6 months	43	67
From 6 to 12 months	99	411
More than 12 months	3,080	2,650
Total	4,138	3,531

7.3.	Changes in the allowance for impairment of trade and other receivables
	09.30.2017	12.31.2016
Opening balance	5,426	3,656
Additions (*)	791	1,325
Write-offs	(86)	(9)
Reversals	(155)	(171)
Cumulative translation adjustment	116	625
Closing balance	6,092	5,426

Current	2,123	2,010
Non-current	3,969	3,416

(*) In 2017, additions include US$ 278 from the finance lease agreement termination relating to the Vitória 10,000 drilling rig.  In 2016, additions include: US$ 345 from electricity sector and US$ 621 from losses on advances to suppliers, as well as assumed debt and  termination costs relating to the agreement with the  Ecovix shipyard.

On May, 22 2017, the Company terminated a finance lease agreement relating to the Vitória 10,000 drilling rig, owned by the indirect wholly-owned subsidiary Drill Ship International BV – DSI BV and leased to the Deep Black Drilling LLP – DBD, an entity from Schahin group. On July 19, 2017, a court ruling confirmed this contract termination and, shortly after, Schahin filed a request to suspend its effects, which was denied by the court on July 28, 2017.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

Due to the finance lease agreement termination, the Company assessed the value in use of the drilling rig based on the cash flows projected to arise from its commitment to certain Petrobras Group projects, and compared it to the carrying amount of the finance lease receivable at June 30, 2017. As result, the Company wrote-down US$ 254 as other income and expenses in the second quarter of 2017.

In addition, on August 9, 2017, measures were adopted to obtain possession of this drilling rig, which effectively occurred on August 16, 2017. As a result of this matter, in the third quarter of 2017 the Company added US$ 24 to the allowance for impairment due to additions to the finance lease receivable and contractual fine, as well as derecognized the finance lease receivable and recognized the drilling rig as equipment within Property, plant and equipment in the amount of US$ 387.

7.4.	Trade receivables – electricity sector (isolated electricity system in the northern region of Brazil)

	As of 12.31.2016	Sales	Amounts received	Transfers (*)	Write-offs	Recognition allowance for impairment, net of reversals	Inflation indexation	CTA	As of 09.30.2017
Related parties (Eletrobras Group)
AME	2,475	231	(449)	237	−	(163)	228	71	2,630
Centrais Elétricas de Rondônia - CERON	369	−	(14)	−	−	−	28	11	394
Others	95	29	(34)	−	(18)	29	10	4	115
Subtotal	2,939	260	(497)	237	(18)	(134)	266	86	3,139
Third parties
Cigás	143	619	(354)	(237)	−	(2)	8	6	183
Celpa	−	66	(95)	−	−	32	−	−	3
Others	4	131	(126)	−	(6)	10	−	1	14
Subtotal	147	816	(575)	(237)	(6)	40	8	7	200
Trade receivables, net	3,086	1,076	(1,072)	−	(24)	(94)	274	93	3,339

Trade receivables - Eletrobras Group	4,922	260	(497)	237	(18)	−	266	144	5,314
(-) Allowance for impairment	(1,983)	−	−	−	−	(134)	−	(58)	(2,175)
Subtotal	2,939	260	(497)	237	(18)	(134)	266	86	3,139
Trade receivables - Third parties	515	816	(575)	(237)	(6)	−	8	17	538
(-) Allowance for impairment	(368)	−	−	−	−	40	−	(10)	(338)
Subtotal	147	816	(575)	(237)	(6)	40	8	7	200
Trade receivables - Total	5,437	1,076	(1,072)	−	(24)	−	274	161	5,852
(-) Allowance for impairment	(2,351)	−	−	−	−	(94)	−	(68)	(2,513)
Trade receivables, net	3,086	1,076	(1,072)	−	(24)	(94)	274	93	3,339

(*) Transfer of overdue receivables from Cigás to AME, pursuant to the purchase and sale agreement of natural gas (upstream and downstream) entered into by Petrobras, Cigás and AME.

The Company supplies fuel oil, natural gas, and other products to entities that operate in the state of Manaus and in the isolated electricity system in the northern region of Brazil, such as thermoelectric power plants controlled by Eletrobras, state-owned natural gas distribution companies and independent electricity producers (Produtores Independentes de Energia – PIE). The isolated electricity system provides the public service of electricity distribution in the northern region of Brazil, as the Brazilian National Interconnected Power Grid (Sistema Interligado Nacional) has not yet met the demand for electricity due to technical or economic reasons.

A significant portion of the funds used by those companies to pay for products supplied by the Company came from the Fuel Consumption Account (Conta de Consumo de Combustível – CCC), which provides funds to cover a portion of the costs related to the supply of fuel to thermoelectric power plants located in the northern region of Brazil (operating in the isolated electricity system). However, as a result of changes in the CCC regulations over time, principally relating to Provisional Measure 579/2012 which significantly changed the sources of funds that were used to cover the cost of electricity generated in the Isolated Electricity System, funds transferred from the CCC to these electricity companies have not been sufficient for them to meet their financial obligations and, as a result, some have not been able to pay the total amount for the products supplied by the Company, increasing the default rate of those customers to the Company, notably from AME.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

The Company intensified negotiations with the state-owned natural gas distribution companies, the independent electricity producers (PIEs), other private companies and entities controlled by Eletrobras. As a result, on December 31, 2014, the Company entered into a debt acknowledgement agreement with subsidiaries of Eletrobras with respect to the balance of its receivables as of November 30, 2014. Eletrobras acknowledged it owed US$ 2,202 to the Company, of which US$ 1,889 were collateralized by payables from the Brazilian Energy Development Account (Conta de Desenvolvimento Energético ‐ CDE) to the CCC. This amount has been adjusted by the Selic interest rate (Brazilian short-term interest rate) on a monthly basis and the first of 120 monthly installments was paid in February 2015.

The contractual amortization clauses in the debt acknowledgement agreement establish the payment of 15% of the amount of renegotiated debt within 36 months and the remaining 85% to be paid in 84 installments beginning in January 2018. Therefore, the Company expects the balance of trade receivables from the electricity sector will decrease from 2018 onwards as the amounts to be received will be higher than inflation indexation on debt acknowledgement agreements. Despite some periodic delays, these payments have continued.

In order to mitigate an increase in default rates, on September 1, 2015 the Brazilian National Electricity Agency (Agência Nacional de Energia Elétrica - ANEEL) enacted the Normative Instruction 679 enabling the Company to receive funds directly from the CCC, as these funds would be paid directly from the CCC for products supplied in the prior month with a limit of 75% of the average payments made by the CCC in the previous three months.

The Company had expected that the abovementioned rule would have strengthened the financial situation of the companies in the electricity sector. However, this had not occurred and the level of these defaults had increased. Accordingly, in 2015 and 2016 the Company recognized US$ 564 and US$ 345, respectively, as allowance for impairment of trade receivables (net of reversals) with respect to uncollateralized outstanding receivables.

Accordingly, the Company has adopted the following measures:

•	judicial collection of overdue receivables with respect to natural gas supplied to AME, Eletrobras and Cigás;
•

judicial collection of overdue receivables with respect to fuels, mainly fuel oil, supplied by the wholly-owned subsidiary BR Distribuidora to companies of Eletrobras Group (Amazonas, Acre, Rondônia and Roraima);

•	suspension of fuels supply on credit, mainly fuel oil, except when legally enforced;
•	The wholly-owned subsidiary Petrobras Distribuidora registered entities controlled by Eletrobras as delinquent companies in the Brazilian Central Bank records;
•

Petrobras parent company registered AME as a delinquent company in ANEEL records from April 2016 to May 2017. In May 2017, ANEEL canceled this registration alleging fuel purchases are non intra sector debt. The Company has appealed the ANEEL decision.

In the nine-month period ended September 30, 2017, the Company accounted for allowances for impairment of trade receivables, net of reversals, totaling US$ 94 (US$ 338 in the same period of 2016) primarily due to unsecure overdue receivables related to supplies of fuel oil and natural gas, partially offset by overdue receivables paid by CELPA - Centrais Elétricas do Pará.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

8.	Inventories
	09.30.2017	12.31.2016
Crude oil	3,342	3,524
Oil products	2,784	2,649
Intermediate products	637	700
Natural gas and LNG (*)	34	134
Biofuels	144	211
Fertilizers	28	26
Total products	6,969	7,244
Materials, supplies and others	1,203	1,243
Total	8,172	8,487
Current	8,160	8,475
Non-current	12	12

(*) Liquified Natural Gas

The amount of inventories is presented net of US$ 2 reducing inventories to net realizable value (US$ 28 as of December 31, 2016), primarily due to changes in international prices of crude oil and oil products. In the nine-month period ended September 30, 2017, the Company recognized as cost of sales US$ 68 reducing inventories to net realizable value, net of reversals (US$ 305 in the same period of 2016).

At September 30, 2017, the Company had pledged crude oil and oil products volumes as collateral for the Terms of Financial Commitment (TFC) signed by Petrobras and Petros in 2008, in the amount of US$ 3,817 (US$ 1,979 as of December 31, 2016), as set out in note 21. In the third quarter of 2017, the amount of collateral was revised and updated in order to reflect the increase in the commitments undertaken under TCF.

9.	Disposal of Assets and other changes in organizational structure

The Company has an effective divestment and venture program which takes into account opportunities for divestments in several areas where it operates. The divestment portfolio is dynamic, meaning that market conditions, legal matters and negotiations may affect the Company’s evaluation of ongoing and potential transactions.

On December 7, 2016, the Brazilian Federal Auditor’s Office (Tribunal de Contas da União – TCU) filed a civil action prohibiting the Company from commencing additional divestment projects and entering into sales agreements, except for transactions in their final stages at that time. After the TCU’s assessment of the divestments decision-making methodology and the Company’s review of its divestment policies, the TCU’s civil action was dismissed, allowing the progress of the divestment and venture program to continue based on the revised methodology.

Accordingly, the Company’s Executive Board approved the new divestment portfolio on March 30, 2017, consisting of projects that follow the revised divestment methodology in compliance with the TCU’s decision.

9.1.	Disposal of Assets

Disposal of distribution assets in Chile

On July 22, 2016, the Company signed a sale and purchase agreement with the Southern Cross Group for the sale of 100% of Petrobras Chile Distribución Ltda (PCD), a group entity from the distribution business segment, held through Petrobras Caribe Ltda.

This transaction was concluded on January 4, 2017 and the net proceeds from this sale were US$ 470, of which US$ 90 was received via distribution of dividends after taxes on December 9, 2016 and the remaining US$ 380 was paid by Southern Cross Group at the transaction closing. Accordingly, the Company recognized a gain of US$ 0.8 as other income and expenses, in the first quarter of 2017, taking into account the impairment of US$ 82 at December 31, 2016.

In addition, a US$ 79 loss was recycled from shareholders’ equity to other income and expenses within the income statement, reflecting the reclassification of cumulative translation adjustments resulting from the depreciation of the Chilean Peso against the U.S Dollar from the time of the acquisition of this investment to its disposal (see note 22.2).

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

Disposal of interest in Nova Transportadora do Sudeste (NTS) and related changes in organizational structure

After a corporate restructuring intended to concentrate the transportation assets of the southeastern region in Nova Transportadora do Sudeste -NTS, a group entity from the gas and power business segment, the Company’s Board of Directors approved on September 22, 2016 the sale of a 90% interest in NTS to Brookfield Infrastructure Partners (BIP) and its affiliates, through a Private Equity Investment Fund (FIP) whose other shareholders are British Columbia Investment Management Corporation (BCIMC), CIC Capital Corporation (wholly-owned subsidiary of China Investment Corporation - CIC) and GIC Private Limited (GIC).

The following changes in organizational structure occurred as part of this process:

-

The Extraordinary General Meeting of NTS, held on October 21, 2016, approved an increase to its share capital in the amount of US$ 711, based on an independent expert report dated on October 14, 2016, through net assets of the Company’s subsidiary Transportadora Associada de Gás S.A. - TAG. This capital increase required the approval of the National Petroleum, Natural Gas and Biofuels Agency - ANP through the issuance of Permissions of Provisional Operation (Autorizações de Operação Provisórias);

-

The Extraordinary General Meeting of the TAG, held on October 21, 2016, approved a reduction to its share capital, via a capital surplus, in the amount of its investment in NTS (US$ 800) and transfer of all of its interest in NTS to Petrobras, as occurred on October 24, 2016 pursuant to the Permissions of Provisional Operation.

This transaction prescribes the maintenance of charge capacity and also the same terms of five Firm Gas Transportation Agreements including 100% ship-or-pay clauses. These agreements have terms of 20 years from 2016 and their rates are indexed to the Brazilian General Market Price Index (IGP-M) and regulated by the ANP.

On April 4, 2017, after performing all conditions precedent and adjustments provided for in the purchase and sale agreement, this transaction was completed in the amount of US$ 5.08 billion upon the payment of US$ 4.23 billion on this date, of which US$ 2.59 billion relates to the sale of shares, US$ 100 relates to an escrow account pledged as collateral for charges associated with the repair of pipelines, and US$ 1.64 billion relates to the issuance of convertible debentures by NTS, maturing in 10 years, as a replacement of the debt to PGT. The remaining balance (US$ 850, also relating to the sale of shares) will be paid in the fifth year, bearing annual interests at a fixed rate, as established in the purchase and sale agreement.

At June 30, 2017, the Company recognized a gain on this transaction in the amount of US$ 2,169 accounted for as other income and expenses, which includes a US$ 217 gain on remeasurement of retained interests. This amount was subject to price adjustments according to the purchase and sale agreement.

On October 10, 2017, the final price adjustment was settled in the amount of US$ 20, totaling a gain of US$ 2,189 on this transaction.

Disposal of Guarani

On December 28, 2016, the Company’s wholly-owned subsidiary from the biofuels business segment - Petrobras Biocombustível S.A. (PBIO) disposed of its interests in the associate Guarani S.A. (45.97% of share capital) to Tereos Participations SAS, an entity of the French group Tereos.

On February 3, 2017, this transaction was concluded pursuant to the payment of US$ 203, after all conditions precedent were performed by Tereos Participations SAS. At December 31, 2016, an impairment loss amounting to US$ 118 was accounted for.

Additionally, a gain of US$ 42 was recycled from shareholders’ equity to other income and expenses within the income statement, reflecting the reclassification of cumulative translation adjustment resulting from the appreciation of Mozambican Metical against the Brazilian Real from the acquisition of this investment to its disposal (see note 22.2). This gain was partially offset by a US$ 22 loss also recycled from shareholders’ equity to other income and expenses reflecting cumulative losses relating to cash flow hedge accounting.

Disposal of Liquigás

On November 17, 2016 the Company’s Board of Directors approved the disposal of its wholly-owned subsidiary Liquigás Distribuidora S.A, a group entity from the RT&M business segment (Refining, Transportation and Marketing), to Companhia Ultragaz S.A., a subsidiary of Ultrapar Participações S.A.. Accordingly, the related assets and liabilities were classified as held for sale at December 31, 2016, as this transaction was subject to approval at Ultrapar’s and Petrobras’ Shareholders’ Meetings, as well as the approval of CADE.

In January 2017, this sale was approved at Ultrapar’s and Petrobras’ Shareholders’ Meetings in the amount of US$ 828.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

According to an official statement released by the Brazilian Antitrust Regulator (CADE) in June 2017, additional diligence was required in order to conclude on market concentration aspects of this sale. In August 2017, the CADE reported some concerns about market concentration that may result from this transaction. However, the CADE’s conclusion is still under assessment and additional procedures may be necessary.

The Company has performed a regular assessment on the progress of CADE’s evaluations on this transaction and no new factors that could change the commitment to its plan to sell Liquigás have been identified. Based on this assessment and other pending conditions precedent to the transaction, including the aforementioned approval by CADE, the related assets and liabilities remained classified as held for sale as of September 30, 2017.

Disposal of Suape and Citepe petrochemical plants

On December 28, 2016, the Company’s Board of Directors approved the disposal of the interests in the wholly-owned subsidiaries Companhia Petroquímica de Pernambuco (PetroquímicaSuape) and Companhia Integrada Têxtil de Pernambuco (Citepe), both from the RT&M business segment, to Grupo Petrotemex S.A. de C.V. and Dak Americas Exterior, S.L., both subsidiaries of Alpek, S.A.B. de C.V., which is a company from Grupo Alfa S.A.B. de C.V. (a Mexican public company), in the amount of US$ 385, which will be totally disbursed at the transaction closing. This amount remains subject to adjustments relating to working capital, net debt and recoverable taxes.

On February 21, 2017, the transaction was approved at the Grupo Alfa’s Board of Directors Meeting and, on March 27, 2017, at Petrobras’ Shareholders’ Meeting.

According to an official statement released by the Brazilian Antitrust Regulator (CADE) on October 10, 2017, additional diligence was required in order to conclude on market concentration aspects of this sale.

The Company has performed a regular assessment on the progress of CADE’s evaluations on this transaction and no new factors that could change the commitment to its plan to sell these petrochemical plants were identified. Based on this assessment and other pending conditions precedent to the transaction, including the aforementioned approval by CADE, the related assets and liabilities remained classified as held for sale as of September 30, 2017.

Strategic alliance with Total

On December 21, 2016, the Company entered into a master agreement with Total, in connection with the Strategic Alliance established in the Memorandum of Understanding signed on October 24, 2016. Accordingly, certain E&P assets were classified as held for sale at December 31, 2016 due to the share of interests established in this agreement, as described below:

•

Transfer of the Company’s 22.5% stake in the concession area named as Iara, comprising Sururu, Berbigão and West of Atapu fields, which are subject to unitization agreements with Entorno de Iara (an area under the Assignment Agreement in which the Company holds 100% and is located in the Block BM-S-11). The Company will continue to operate the block;

•	Transfer of the Company’s 35% stake in the concession area of Lapa field, located in the Block BM-S-9. Total will also become the operator and the Company will retain a 10% interest in this area; and
•	Transfer of the Company’s 50% interests in the power plants Celso Furtado and Rômulo Almeida. In 2016, the Company recognized an impairment loss on this transaction in the amount of US$ 47.

On February 28, 2017, the Company and Total signed purchase and sale agreements with respect to the aforementioned assets. Total will pay to the Company the amount of US$ 1,675 in cash for assets and services, as well as contingent payments in the amount of US$ 150, associated with the production volume in Iara field. In addition, a long-term line of credit in the amount of US$ 400 will be provided by Total, which may be used to fund the Company’s investments in the Iara fields.

The aforementioned agreements adds up to the ones already executed on December 21, 2016, such as: (i) the option for Petrobras to purchase a 20% interest in block 2 of the Perdido Foldbelt area, in the Mexican sector of the Gulf of Mexico, (ii) the joint exploration studies in the exploratory areas of Equatorial Margin and in Santos Basin; and (iii) the Technological partnership agreement in the areas of digital petrophysics, geological processing and subsea production systems.

These transactions are still subject to approval by the relevant authorities, the potential exercise of preemptive rights by current Iara partners, and other customary conditions precedent.

The Company has performed a regular assessment on the progress of conditions precedent to the transaction and no new factors that could change the commitment to its plan to sell these assets were identified. Accordingly, the related assets and liabilities remained classified as held for sale as of September 30, 2017.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

9.2.	Assets classified as held for sale

The major classes of assets and liabilities classified as held for sale are shown in the following table:

					09.30.2017	12.31.2016
	E&P	Distribution	RT&M	Gas & Power	Total	Total
Assets classified as held for sale (*)
Cash and Cash Equivalents	−	−	10	−	10	109
Trade receivables	−	−	156	−	156	205
Inventories	−	−	86	−	86	172
Investments	−	−	5	−	5	378
Property, plant and equipment	1,231	2	282	97	1,612	4,420
Others	−	−	313	−	313	444
Total	1,231	2	852	97	2,182	5,728
Liabilities on assets classified as held for sale(*)
Trade Payables	10	−	50	−	60	135
Finance debt	−	−	8	−	8	14
Provision for decommissioning costs	62	−	−	−	62	52
Others	−	−	114	−	114	291
Total	72	−	172	−	244	492

(*) As of September 30, 2017, the amounts  mainly refer to assets and liabilities transferred following the approvals of the disposal of Liquigás, Petroquímica Suape and Citepe,  interest in the concession areas named as Iara and Lapa, as well as interests in the thermoelectric power generation plants  Rômulo Almeida and Celso Furtado. At December 31, 2016, the amounts also comprise assets and liabilities transferred following the approvals of the disposals of NTS, PCD, Guarani and Nova Fronteira.

9.3.	Other changes in organizational structure

Sale and merger of Nova Fronteira Bioenergia

On December 15, 2016, the Company’s wholly-owned subsidiary PBIO (biofuels business segment) entered into an agreement with the São Martinho group to merge PBIO’s interests in Nova Fronteira Bioenergia S.A. (49%) into São Martinho.

On February 23, 2017, this transaction was concluded as São Martinho granted to PBIO an additional 24 million of its common shares, corresponding to 6.593% of its voting and total paid in capital, in exchange and in proportion to the shares that PBIOs held in Nova Fronteira. These shares are accounted for as available – for- sale securities, as set out in note 6.

Corporate restructuring in Petrobras Distribuidora (BR)

On July 11, 2017, the Company’s Board of Directors approved an initial public offering (IPO) of its wholly-owned subsidiary Petrobras Distribuidora (BR), which will be effected through a secondary public offering of shares. Accordingly, the corporate restructuring of BR was approved in August 2017 through the following transactions:

•	On August 31, 2017, Petrobras Parent Company increased the share capital of BR by US$ 2,006 in order to pre-pay borrowings owned by BR and unconditionally guaranteed by Petrobras; and
•

Partial spin-off of BR, with the separation of the collateralized receivables held by BR resulting from debt acknowledgement agreement with the Eletrobras group and other receivables from other entities of Petrobras Group also held by BR, totaling the same amount of the aforementioned capital increase. These assets were incorporated by the wholly owned subsidiary Downstream Participações Ltda. (“Downstream”) on August 31, 2017.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

10.	Investments
10.1.	Investments in associates and joint ventures
	Balance at 12.31.2016	Investments	Restructuring, capital decrease and others	Results in equity-accounted investments	CTA	OCI	Dividends	Balance at 09.30.2017
Joint Ventures
Petrobras Oil & Gas B.V. - PO&G	1,428	-	-	81	-	-	(125)	1,384
State-controlled natural gas distributors	330	-	-	57	10	-	(30)	367
Compañia Mega S.A. - MEGA	36	-	-	21	(2)	-	(11)	44
Petrochemical joint ventures	25	-	-	7	-	-	-	32
Other joint ventures	103	73	(3)	(79)	3	2	(12)	87
Associates
Braskem S.A.	1,033	-	-	412	(6)	184	-	1,623
Nova Transportadora do Sudeste	-	-	357	29	6	-	(36)	356
Petrochemical associates	31	-	-	2	1	-	-	34
Other associates	50	-	(3)	7	3	-	(3)	54
Other investments	16	-	-	-	(1)	-	-	15
Total	3,052	73	351	537	14	186	(217)	3,996

Results in investees transferred to assets held for sale				(13)

Results in equity-accounted investments				524

10.2.	Investments in listed companies
	Thousand-share lot			Quoted stock exchange prices (US$ per share)		Market value
	09.30.2017	12.31.2016	Type	09.30.2017	12.31.2016	09.30.2017	12.31.2016

Associate
Braskem S.A.	212,427	212,427	Common	13.51	9.20	2,870	1,955
Braskem S.A.	75,762	75,762	Preferred A	13.39	10.51	1,015	796
						3,885	2,751

The market value of these shares does not necessarily reflect the realizable value upon sale of a large block of shares.

Investment in publicly traded associate (Braskem S.A.)

Braskem’s shares are publicly traded on stock exchanges in Brazil and abroad. As of September 30, 2017, the quoted market value of the Company’s investment in Braskem was US$ 3,885 based on the quoted values of both Petrobras’ interest in Braskem’s common stock (47% of the outstanding shares), and preferred stock (22% of the outstanding shares). However, there is extremely limited trading of the common shares, since non-signatories of the shareholders’ agreement hold only approximately 3% of the common shares.

Given the operational relationship between Petrobras and Braskem, at December 31, 2016, the recoverable amount of the investment for impairment testing purposes was determined based on its value in use, considering future cash flow projections and the manner in which the Company can derive value from this investment via dividends and other distributions to arrive at its value in use. As the recoverable amount was higher than the carrying amount, no impairment losses were recognized for this investment.

The main assumptions on which cash flow projections were based to determine Braskem’s value in use are set out in note 14 to the Company’s audited consolidated financial statements for the year ended December 31, 2016.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

11.	Property, plant and equipment
11.1.	By class of assets
	Land, buildings and improvement	Equipment and other assets	Assets under construction (*)	Exploration and development costs (oil and gas producing properties)	Total
Balance at January 1, 2016	6,100	73,893	37,610	43,694	161,297
Additions	110	917	11,846	203	13,076
Additions to / review of estimates of decommissioning costs	-	-	-	937	937
Capitalized borrowing costs	-	-	1,724	-	1,724
Write-offs	(64)	(140)	(1,371)	(43)	(1,618)
Transfers (***)	387	4,519	(15,863)	5,912	(5,045)
Depreciation, amortization and depletion	(428)	(7,520)	-	(5,862)	(13,810)
Impairment recognition	(319)	(3,891)	(439)	(1,932)	(6,581)
Impairment reversal	-	768	-	179	947
Cumulative translation adjustment	1,196	10,178	5,062	8,107	24,543
Balance at December 31, 2016	6,982	78,724	38,569	51,195	175,470
Cost	9,999	127,539	38,569	80,662	256,769
Accumulated depreciation, amortization and depletion	(3,017)	(48,815)	-	(29,467)	(81,299)
Balance at December 31, 2016	6,982	78,724	38,569	51,195	175,470
Additions	1	996	8,262	23	9,282
Additions to / review of estimates of decommissioning costs	-	-	-	30	30
Capitalized borrowing costs	-	-	1,464	-	1,464
Write-offs	(1)	(9)	(426)	(18)	(454)
Transfers	311	3,874	(6,896)	3,115	404
Depreciation, amortization and depletion	(346)	(5,393)	-	(4,172)	(9,911)
Impairment recognition	(2)	(45)	(64)	-	(111)
Cumulative translation adjustment	196	1,608	787	1,406	3,997
Balance at September 30, 2017	7,141	79,755	41,696	51,579	180,171
Cost	10,452	134,334	41,696	85,986	272,468
Accumulated depreciation, amortization and depletion	(3,311)	(54,579)	-	(34,407)	(92,297)
Balance at September 30, 2017	7,141	79,755	41,696	51,579	180,171
Weighted average useful life in years	40 (25 to 50 ) (except land)	20 (3 to 31) (**)		Units of production method
(*) See note 28 for assets under construction by business area.
(**) Includes exploration and production assets depreciated based on the units of production method.
(***) In 2016 includes transfers to assets held for sale.

In addition to the capital commitments previously reported and in line with the investments foreseen in the Strategic Plan and the 2017-2021 Business and Management Plan, in the nine-month period ended September 30, 2017, the Company entered into agreements for the acquisition and construction of property, plant and equipment, especially the contract for the conclusion of the hull conversion of FPSO P-76, in the amount of US$ 497, and the contract for the supply of flexible pipelines for the production, gas lifting and water injection in many pre-salt projects, in the total amount of US$ 595, expiring in March 2018 and May 2022, respectively.

As of September 30, 2017, property, plant and equipment include assets under finance leases of US$ 124 (US$ 125 as of December 31, 2016).

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

11.2.	Concession for exploration of oil and natural gas - Assignment Agreement (“Cessão Onerosa”)

Petrobras and the Brazilian Federal Government entered into the Assignment Agreement in 2010, which grants the Company the right to carry out prospecting and drilling activities for oil, natural gas and other liquid hydrocarbons located in the pre-salt area, subject to a maximum production of five billion barrels of oil equivalent. The agreement has a term of forty years and is renewable for a further five years subject to certain conditions. As of September 30, 2017, the Company’s property, plant and equipment include the amount of US$ 23,614 related to the Assignment Agreement (US$ 22,954 as of December 31, 2016).

The agreement establishes that its review procedures will commence immediately after the declaration of commerciality for each area and must be based on reports by independent experts engaged by Petrobras and the ANP. The review of the Assignment Agreement, which will determine if the value of acquired rights is greater or lower than the amount initially paid by the Company, will be concluded after the assessment of all the areas.

Petrobras has already declared commerciality in fields of all six blocks under this agreement: Franco (Búzios), Florim (Itapu), Nordeste de Tupi (Sépia), Entorno de Iara (Norte de Berbigão, Sul de Berbigão, Norte de Sururu, Sul de Sururu, Atapu), Sul de Guará (Sul de Sapinhoá) and Sul de Tupi (Sul de Lula).

If the review of the Assignment Agreement determines that the value of acquired rights is greater than the amount initially paid, the Company may be required to pay the difference to the Brazilian Federal Government, or may proportionally reduce the total volume of barrels acquired under the agreement in order to match with the amount originally paid. If the review determines that the value of the acquired rights is lower than initially paid by the Company, the Brazilian Federal Government will reimburse the Company for the difference by delivering cash or bonds or equivalent means of payment, subject to budgetary regulations.

The formal review procedures for each block are based on costs incurred over the exploration phase, and estimated costs and production for the development period. The review of the Assignment Agreement may result in renegotiation in: (i) the amount of the agreement; (ii) the total volume (in barrels of oil) to be produced; (iii) the term of the agreement; and (iv) the minimum percentages of local content.

The information gathered after drilling over 50 exploratory wells and performing extended well tests in this area, as well as the extensive knowledge acquired on the pre-salt layer of Santos Basin, made possible the identification of volumes exceeding five million barrels of oil equivalent.

The Company considers this surplus provides an opportunity to enter into an agreement concerning the compensation to the Company arising from this review. Therefore, aiming to support an eventual negotiation where this compensation would be paid through the right over exceeding volume, the Company is complementing its assessment based on reports issued by its independent experts engaged.

Currently, the final amount to be established for this agreement is not defined. The beginning of negotiation with the Brazilian Federal Government, which is expected to occur in the fourth quarter of 2017, still depends on the conclusion of the appraisals by independent experts engaged by both parties and the issuance of the respective reports.

The Minority Shareholders Committee, created on October 21, 2016, will monitor this agreement review process and will provide support to the board’s decisions through opinions about related matters.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

12.	Intangible assets
12.1.	By class of assets

			Software
	Rights and Concessions	Acquired	Developed in-house	Goodwill	Total
Balance at January 1, 2016	2,438	80	290	284	3,092
Addition	11	15	59	-	85
Capitalized borrowing costs	-	-	5	-	5
Write-offs	(160)	-	(1)	-	(161)
Transfers	(15)	(4)	(1)	(99)	(119)
Amortization	(22)	(35)	(98)	-	(155)
Impairment recognition	(3)	-	-	-	(3)
Cumulative translation adjustment	429	12	52	35	528
Balance at December 31, 2016	2,678	68	306	220	3,272
Cost	2,875	487	1,209	220	4,791
Accumulated amortization	(197)	(419)	(903)	-	(1,519)
Balance at December 31, 2016	2,678	68	306	220	3,272
Addition	16	9	40	-	65
Capitalized borrowing costs	-	-	3	-	3
Write-offs	(77)	-	(2)	-	(79)
Transfers	(3)	1	1	-	(1)
Amortization	(15)	(21)	(77)	-	(113)
Impairment recognition	(5)	-	-	-	(5)
Cumulative translation adjustment	72	2	9	6	89
Balance at September 30, 2017	2,667	59	280	226	3,232
Cost	2,873	507	1,276	226	4,882
Accumulated amortization	(206)	(448)	(996)	-	(1,650)
Balance at September 30, 2017	2,667	59	280	226	3,232
Estimated useful life in years	(*)	5	5	Indefinite

(*) Mainly composed of assets with indefinite useful lives, which are reviewed annually to determine whether events and circumstances continue to support an indefinite useful life assessment.

On September 27, 2017, the Company acquired seven blocks in the fourteenth round of bids under the shared production regime, held by the ANP, six of which are offshore and one is onshore. The Company will be the operator in all blocks. In the offshore blocks, Petrobras will hold a 50% interest in partnership with ExxonMobil. In the onshore blocks, the Company will hold the entire interest.

In the fourth quarter of 2017, the Company will pay the total amount of US$ 567 with respect to the signature bonus for obtaining concessions for exploration of these blocks.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

13.	Impairment

The Company’s assets are tested for impairment annually, or whenever there is an indication that their carrying amount may not be recoverable.

13.1.	Impairment of property, plant and equipment, intangible assets and assets held for sale

Jan-Sep 2017

In the nine-month period ended September 30, 2017, the Company recognized impairment losses (net of reversals) amounting to US$ 110, mainly reflecting:

a) Araucaria Nitrogenados - write down to the recoverable amount of assets relating to the wholly-owned subsidiary Araucaria Nitrogenados S.A. Indications of impairment were identified during this period, such as lower sales volume and prices, as well as higher production costs. Therefore, the Company assessed the related assets for impairment and, as a result, an impairment charge of US$ 70 was recognized primarily in the second quarter of 2017. The determination of value in use was based on cash flow projections reflecting financial budget and forecasts approved by the management and a post-tax real discount rate of 6.6% p.a. (7.8% p.a. in 2016) derived for the weighted average cost of capital (WACC) for the fertilizer business;

b) COMPERJ - impairment losses of US$ 40 were recognized during the nine-month period ended September 30, 2017 for work in progress relating to the infrastructure shared by COMPERJ’s first refining unit and the natural gas processing plant (UPGN) necessary for the transport and processing of natural gas from the pre-salt layer of the Santos Basin.

Jan-Sep 2016

During September 2016, indications of impairment were identified for certain assets, which triggered their impairment assessment due to changes mainly driven by a slower recovery of oil prices, a decrease in future capital expenditures, reflecting the Company’s plan to reduce current debt levels and optimize its investment portfolio, as well as changes in the Brazilian political and economic landscape.

These changes impacted the medium and long term assumptions used in the Company’s Business and Management Plan finalized and approved in the third quarter of 2016, also impacting the key assumptions for impairment testing. Changes in the political and economic landscape in Brazil also resulted in increases in discount rates applied for impairment testing purposes at September 30, 2016.

Impairment losses, net of reversals, totaled US$ 5,122 in the nine-month period ended September 30, 2016 as shown below:

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

Assets or CGU by nature	Carrying amount	Recoverable amount	Impairment (*)	Business segment	Main causes for impairment
					Jan-Sep/2016
Producing properties relating to oil and gas activities in Brazil (several CGUs)	11,272	9,367	1,829	E&P - Brazil	Higher exchange and discount rates
Oil and gas production and drilling equipment in Brazil	917	64	853	E&P - Brazil	Uncertainties over hulls construction
Second refining unit in RNEST	2,488	1,708	780	RTM - Brazil	Postponement and higher discount rate
Suape Petrochemical Complex	1,099	480	619	RTM - Brazil	Higher exchange rate and lower market projections
Comperj	365	−	365	RTM - Brazil	Postponement and uncertainties of the project
Fertilizer Plant - UFN III	523	370	153	G&P - Brazil	Higher exchange and discount rates
Thermoelectric power generation plants	2,695	2,551	145	G&P - Brazil	Higher discount rate, lower market projections and higher costs
Araucária (fertilizers plant)	197	57	140	G&P - Brazil	Higher exchange and discount rates and higher costs
Transpetro’s fleet of vessels	1,751	1,645	106	RTM - Brazil	Postponements and suspension of projects and higher discount rate
Quixada Power plant	28	−	28	Biofuel, Brazil
Others	308	253	10	Several
			5,028

Assets classified as held for sale
Petrobras Chile Distribución	562	464	98	Distribution- Abroad	Exit price below carrying amount
Others			(4)	Several Segments
			94
Total			5,122

(*) Impairment losses and reversals.

For additional information about the main impairment losses on property, plant and equipment, intangible assets and assets classified as held for sale for the nine-month period ended September 30, 2016, see note 13 of the interim financial statements for September 30, 2016.

14.	Exploration and evaluation of oil and gas reserves

The exploration and evaluation activities include the search for oil and gas reserves from obtaining the legal rights to explore a specific area to the declaration of the technical and commercial viability of the reserves.

Changes in the balances of capitalized costs directly associated with exploratory wells pending determination of proved reserves and the balance of amounts paid for obtaining rights and concessions for exploration of oil and natural gas (capitalized acquisition costs) are set out in the following table:

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

Capitalized Exploratory Well Costs / Capitalized Acquisition Costs (*)	09.30.2017	12.31.2016
Property plant and equipment
Opening Balance	5,133	5,201
Additions to capitalized costs pending determination of proved reserves	607	1,009
Capitalized exploratory costs charged to expense	(56)	(1,054)
Transfers upon recognition of proved reserves	(134)	(966)
Cumulative translation adjustment	139	943
Closing Balance	5,689	5,133
Intangible Assets	2,220	2,236
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs	7,909	7,369

(*) Amounts capitalized and subsequently expensed in the same period have been excluded from this table.

Exploration costs recognized in the statement of income and cash used in oil and gas exploration and evaluation activities are set out in the following table:

Exploration costs recognized in the statement of income	Jan-Set/2017	Jan-Set/2016
Geological and geophysical expenses	258	299
Exploration expenditures written off (includes dry wells and signature bonuses)	225	966
Other exploration expenses	11	68
Total expenses	494	1,333

Cash used in :	Jan-Set/2017	Jan-Set/2016
Operating activities	266	324
Investment activities	698	845
Total cash used	964	1,169

15.	Trade payables
	09.30.2017	12.31.2016
Third parties in Brazil	3,820	3,280
Third parties abroad	1,473	2,019
Related parties	688	463
Balance in current liabilities	5,981	5,762

16.	Finance debt

The Company obtains funding through debt financing for capital expenditures to develop crude oil and natural gas producing properties, construct vessels and pipelines, construct and expand industrial plants, among other uses.

The Company has covenants that were not in default at September, 30 2017 in its loan agreements and notes issued in the capital markets requiring, among other obligations, the presentation of interim financial statements within 90 days of the end of each quarter (not reviewed by Independent Registered Public Accounting Firm) and audited financial statements within 120 days of the end of each fiscal year. Non-compliance with these obligations do not represent immediate events of default and the grace period in which the Company has to deliver these financial statements ranges from 30 to 60 days, depending on the agreement. The Company also has covenants with respect to debt level in some of its loan agreements with the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social - BNDES).

In the nine-month period ended September 30, 2017, proceeds from financing amounted to US$ 22,644, principally reflecting: (i) global notes issued in the capital market in the amount of US$ 10,256 and maturing in 2022, 2025, 2027, 2028 and 2044; (ii) debentures issued in the domestic market amounting to US$ 1,577 and maturing in 2022 and 2024; and (iii) funds raised from the domestic and international banking market in the amount of US$ 8,682 with average term of five years.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

In addition, the Company used US$ 34,033 for repayment of principal and interest, mainly attributable to: (i) US$ 7,569 relating to repurchase of global bonds previously issued by the Company in the capital market maturing from 2018 to 2021 (ii) pre-payment of banking loans in the domestic and international market totaling US$ 12,488; and (iii) pre-payment of US$ 1,567 with respect to financings with BNDES.

During this period, the Company also rolled over some debts through non-cash transactions, including: (i) exchange of US$ 6,768 old notes previously issued in the international capital market, maturing from 2019 to 2021, to new notes with maturities in 2025 and 2028 in the amount of US$ 7,597; (ii) exchange of some debts in the international banking market maturing from 2018 to 2020, to new similar financings amounting to US$ 1,750 with maturities ranging from 2020 to 2022.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

A roll-forward schedule of non-current debt is set out as follows:

	Export Credit Agencies	Banking Market	Capital Market	Others	Total
Non-current
In Brazil
Opening balance at January 1, 2016	−	24,697	1,725	17	26,439
Additions (new funding obtained)	−	448	−	−	448
Transaction costs during the period (*)	−	302	−	−	302
Foreign exchange/inflation indexation charges	−	(1,408)	54	1	(1,353)
Pre-payments	−	(5,654)	−	−	(5,654)
Transfer to current liability	−	(1,600)	(135)	(2)	(1,737)
Transfer to liabilities associated with assets classified as held for sale	−	(7)	−	−	(7)
Cumulative translation adjustment (CTA)	−	4,389	337	3	4,729
Balance as of December 31, 2016	−	21,167	1,981	19	23,167
Abroad
Opening balance at January 1, 2016	4,645	30,967	48,819	612	85,043
Additions (new funding obtained)	−	7,392	9,758	−	17,150
Transaction costs during the period (*)	4	17	52	9	82
Foreign exchange/inflation indexation charges	(165)	(1,133)	(609)	(21)	(1,928)
Pre-payments	−	(774)	(5,606)	−	(6,380)
Transfer to current liability	(980)	(3,552)	(4,539)	(115)	(9,186)
Transfer to liabilities associated with assets classified as held for sale	−	−	(302)	−	(302)
Cumulative translation adjustment (CTA)	163	768	(227)	21	725
Balance as of December 31, 2016	3,667	33,685	47,346	506	85,204
Total Balance as of December 31, 2016	3,667	54,852	49,327	525	108,371
Non-current
In Brazil
Opening balance at January 1, 2017	−	21,167	1,981	19	23,167
Additions (new funding obtained)	−	5,164	1,577	−	6,741
Transaction costs during the period (*)	−	225	−	−	225
Foreign exchange/inflation indexation charges	−	12	23	−	35
Pre-payments	−	(6,660)	−	−	(6,660)
Transfer to current liability	−	(1,745)	(94)	(2)	(1,841)
Cumulative translation adjustment (CTA)	−	585	55	1	641
Balance as of September 30, 2017	−	18,748	3,542	18	22,308
Abroad
Opening balance at January 1, 2017	3,667	33,685	47,346	506	85,204
Additions (new funding obtained)	226	3,827	10,286	−	14,339
Transaction costs during the period (*)	2	26	(13)	7	22
Foreign exchange/inflation indexation charges	(5)	(197)	770	(1)	567
Pre-payments	−	(5,201)	(5,874)	−	(11,075)
Transfer to current liability	(754)	(3,231)	(1,760)	(39)	(5,784)
Cumulative translation adjustment (CTA)	17	187	47	1	252
Balance as of September 30, 2017	3,153	29,096	50,802	474	83,525
Total Balance as of September 30, 2017	3,153	47,844	54,344	492	105,833

Current				09.30.2017	12.31.2016
Short-term debt				164	358
Current portion of long-term debt				5,723	7,779
Accrued interest				1,482	1,618
Total				7,369	9,755

(*) It includes premium and discount over notional amounts and other related costs.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

16.1.	Summarized information on current and non-current finance debt
Maturity in	2017	2018	2019	2020	2021	2022 and onwards	Total (*)	Fair value

Financing in Brazilian Reais (R$):	858	1,792	3,516	4,904	3,489	9,714	24,273	21,299
Floating rate debt	561	1,220	3,055	4,463	3,052	8,065	20,416
Fixed rate debt	297	572	461	441	437	1,649	3,857
Average interest rate	7.1%	6.8%	6.9%	6.8%	6.9%	5.8%	6.7%

Financing in U.S.Dollars (US$):	1,812	4,684	7,885	6,169	8,544	51,591	80,685	89,060
Floating rate debt	1,470	4,019	6,519	4,857	2,977	17,113	36,955
Fixed rate debt	342	665	1,366	1,312	5,567	34,478	43,730
Average interest rate	3.8%	5.3%	5.5%	5.7%	5.7%	6.4%	5.9%

Financing in R$ indexed to US$:	40	85	81	81	81	78	446	461
Floating rate debt	5	19	19	19	19	16	97
Fixed rate debt	35	66	62	62	62	62	349
Average interest rate	3.5%	3.8%	3.7%	3.6%	3.3%	2.6%	3.5%

Financing in Pound Sterling (£):	47	38	−	−	−	2,300	2,385	2,493
Fixed rate debt	47	38	−	−	−	2,300	2,385
Average interest rate	6.0%	6.2%	−	−	−	6.3%	6.2%

Financing in Japanese Yen (¥):	47	91	−	−	−	−	138	147
Floating rate debt	47	91	−	−	−	−	138
Average interest rate	0.5%	0.4%	−	−	−	−	0.5%

Financing in Euro (€):	7	127	801	231	882	3,220	5,268	5,768
Floating rate debt	−	−	−	179	−	−	179
Fixed rate debt	7	127	801	52	882	3,220	5,089
Average interest rate	3.8%	4.3%	4.3%	4.5%	4.6%	4.7%	4.4%

Financing in other currencies:	7	−	−	−	−	−	7	7
Fixed rate debt	7	−	−	−	−	−	7
Average interest rate	14.0%	−	−	−	−	−	14.0%

Total as of September 30, 2017	2,818	6,817	12,283	11,385	12,996	66,903	113,202	119,235
Average interest rate	4.5%	5.6%	5.8%	5.9%	5.8%	6.3%	5.9%

Total as of December 31, 2016	9,755	11,216	20,898	16,313	18,777	41,167	118,126	118,768
Average interest rate	6.1%	6.0%	5.9%	5.9%	5.4%	6.4%	6.2%

* The average maturity of outstanding debt as of September 30, 2017 is 8.36 years (7.46 years as of December 31, 2016).

The fair value of the Company's finance debts is mainly determined and categorized into a fair value hierarchy as follows:

Level 1- quoted prices in active markets for identical liabilities, when applicable, amounting to US$ 53,885 as of September 30, 2017 (US$ 46,510 as of December 31, 2016); and

Level 2 – discounted cash flows based on discount rate determined by interpolating spot rates considering financing debts indexes proxies, taking into account their currencies and also the Petrobras’ credit risk, amounting to US$ 65,350 as of September 30, 2017 (US$ 72,258 as of December 31, 2016).

The sensitivity analysis for financial instruments subject to foreign exchange variation is set out in note 31.2.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

16.2.	Capitalization rate used to determine the amount of borrowing costs eligible for capitalization

The capitalization rate used to determine the amount of borrowing costs eligible for capitalization was the weighted average of the borrowing costs applicable to the borrowings that were outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. In the nine-month period ended September 30, 2017, the capitalization rate was 6.15% p.a. (5.67% p.a. in the nine-month period ended September 30, 2016).

16.3.	Lines of credit
						Amount
Company	Financial institution	Date	Maturity	Available (Lines of Credit)	Used	Balance
Abroad
Petrobras	JBIC	07/16/2013	12/31/2018	1,500	−	1,500
PGT BV	CHINA EXIM	10/24/2016	Not defined	1,000	−	1,000
PGT BV	SACE	12/22/2016	12/22/2017	300	250	50
PGT BV				2,800	250	2,550

In Brazil

PNBV	BNDES	3/9/2013	03/26/2018	3,118	842	2,276
Transpetro	BNDES	7/11/2008	12/8/2041	557	164	393
Transpetro	Banco do Brasil	9/7/2010	10/4/2038	50	24	26
Transpetro	Caixa Econômica Federal	11/23/2010	Not defined	104	−	104
Total				3,829	1,030	2,799

16.4.	Collateral

Most of the Company’s debt is unsecured, but certain specific funding instruments to promote economic development are collateralized. In addition, financing agreements with China Development Bank (CDB) maturing in 2019 and 2026 are also collateralized based on future oil exports for specific buyers limited to 300 thousand barrels per day up to 2019 and 200 thousand barrels per day from 2020 to 2026. This collateral may not exceed the amount of the related debt.

The loans obtained by structured entities are collateralized based on the projects’ assets, as well as liens on receivables of the structured entities. Bonds issued by the Company in the capital market are unsecured.

The global notes issued by the Company in the capital market through its wholly-owned subsidiary Petrobras Global Finance B.V. – PGF are unsecured. However, Petrobras fully, unconditionally and irrevocably guarantees these notes, as set out in note 34.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

17.	Leases
17.1.	Future minimum lease payments / receipts – finance leases
			Receipts			Payments
Estimated lease payments / receivable	Future value	Annual interest	Present value	Future value	Annual interest	Present value
2017	24	(15)	9	11	(5)	6
2018-2021	487	(251)	236	188	(93)	95
2022 and thereafter	727	(177)	550	428	(280)	148
As of September 30, 2017 (*)	1,238	(443)	795	627	(378)	249
Current			47			26
Non-current			748			223
As of September 30, 2017 (*)			795			249
Current			91			18
Non-current			1,383			226
As of December 31, 2016			1,474			244

(*) For information on termination of the finance lease contract related to Vitoria 10,000 drilling rig in 2017, see note 7.3.

17.2.	Future minimum lease payments – operating leases

Operating leases mainly include oil and gas production units, drilling rigs and other exploration and production equipment, vessels and support vessels, helicopters, land and building leases.

2017	2,832
2018	8,302
2019	6,140
2020	5,984
2021	6,393
2022 and thereafter	65,060
As of September 30, 2017	94,711

As of December 31, 2016	96,918

As of September 30, 2017, the balance of estimated future minimum lease payments under operating leases includes US$ 55,548 (US$ 49,671 as of December 31, 2016) with respect to assets under construction, for which the lease term has not commenced.

In the nine-month period ended September 30, 2017, the Company recognized expenditures of US$ 7,495 (US$ 7,222 in the nine-month period ended September 30, 2016) for operating leases installments.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

18.	Related-party transactions

The Company has a related-party transactions policy, which is applicable to all the Petrobras Group, in accordance with the Company’s by-laws.

In order to ensure the goals of the Company and align them with transparency of processes and corporate governance best practices, this policy provides for assumptions to guide Petrobras and its workforce while entering into related-party transactions and dealing with potential conflicts of interest on these transactions, such as: (i) related-party transactions must be executed on an arm’s length basis; (ii) must be completely and accurately presented in the Company’s reports, in accordance with applicable rules and; (iii) the Audit Committee must assess in advance transactions between the Company and its associates, the Brazilian Federal Government (including its agencies or similar bodies and controlled entities), as well as transactions with entities controlled by key management personnel or by their close family members, with monthly reporting of these assessments to the Board of Directors.

Transactions with the Brazilian Federal Government, including its agencies or similar bodies and controlled entities, which are under the scope of Board of Directors approval, must be preceded by the Audit Committee, Finance Committee and Minority Shareholders Committee assessment and must have prior approval of, at least, 2/3 of the board members.

The related-party transactions policy also aims to ensure an adequate and diligent decision-making process for the Company’s key management.

18.1.	Transactions with joint ventures, associates, government entities and pension plans

The Company has engaged, and expects to continue to engage, in the ordinary course of business in numerous transactions with joint ventures, associates, pension plans, as well as with the Company’s controlling shareholder, the Brazilian federal government, which includes transactions with banks and other entities under its control, such as financing and banking, asset management and others.

The balances of significant transactions are set out in the following table:

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

	Jan-Sep/2017		09.30.2017	Jan-Sep/2016		12.31.2016

	Income (expense)	Assets	Liabilities	Income (expense)	Assets	Liabilities
Joint ventures and associates
State-controlled gas distributors	1,635	298	145	1,309	246	69
Petrochemical companies	2,922	21	3	2,524	131	27
Other associates and joint ventures	(319)	228	631	336	178	382
Subtotal	4,238	547	779	4,169	555	478
Government entities
Government bonds	109	2,241	-	102	1,113	-
Banks controlled by the Brazilian Government	(1,094)	4,920	14,490	(2,362)	4,114	19,860
Receivables from the Electricity sector (note 7.4)	524	5,314	4	725	4,922	2
Petroleum and alcohol account - receivables from the Brazilian Government	1	262	-	4	268	-
Others	238	84	171	198	408	333
Subtotal	(222)	12,821	14,665	(1,333)	10,825	20,195
Pension plans	-	53	51	-	48	99
Total	4,016	13,421	15,495	2,836	11,428	20,772
Revenues, mainly sales revenues	5,677	-	-	4,808	-	-
Purchases and services	(947)			−
Foreign exchange and inflation indexation charges, net	281	-	-	(271)	-	-
Finance income (expenses), net	(995)	-	-	(1,701)	-	-
Current assets	-	3,361	-	-	3,062	-
Non-current assets	-	10,060	-	-	8,366	-
Current liabilities	-	-	1,766	-	-	4,037
Non-current liabilities	-	-	13,729	-	-	16,735
Total	4,016	13,421	15,495	2,836	11,428	20,772

In addition to the aforementioned transactions, Petrobras and the Brazilian Federal Government entered into the Assignment Agreement in 2010, which grants the Company the right to carry out prospecting and drilling activities for hydrocarbons located in the pre-salt area limited to the production of five billion barrels of oil equivalent.

For detailed information on Assignment Agreement, see note 11.2.

18.2.	Compensation of employees and key management personnel

The total compensation of Executive Officers and Board Members of Petrobras parent company is set out as follows:

		Jan-Sep/2017			Jan-Sep/2016
		Board			Board
	Officers	(members)	Total	Officers	(members and alternates)	Total
Wages and short-term benefits	2.9	0.3	3.2	2.4	0.3	2.7
Social security and other employee-related taxes	0.8	−	0.8	0.7	−	0.7
Post-employment benefits (pension plan)	0.3	−	0.3	0.3	-	0.3
Benefits due to termination of tenure	−	−	−	0.1	−	0.1
Total compensation recognized in the statement of income	4.0	0.3	4.3	3.5	0.3	3.8
Average number of members in the period (*)	8.00	9.00	17.00	7.56	11.67	19.23
Average number of paid members in the period (**)	8.00	6.00	14.00	7.56	9.78	17.34

(*) Monthly average number of members.
(**) Monthly average number of paid members.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

In the nine-month period ended September 30, 2017, the Company recognized the amount of US$ 18 as compensation of the Board Members and executive officers of the Petrobras group (US$ 15.6 in the nine-month period ended September 30, 2016).

The compensation of the Advisory Committees to the Board of Directors is apart from the fixed compensation set for the Board Members and, therefore, has not been classified under compensation of Petrobras’ key management personnel.

In accordance with Brazilian regulation applicable to companies controlled by the Brazilian Government, Board members who are also members of the Audit Committee are only compensated in respect of the Audit Committee. The total compensation concerning these members totaled US$ 63 thousand in the nine-month period ended September 30, 2017 (US$ 76 thousand with social security and related charges).

The general meeting, held on April 27, 2017, fixed monthly compensation of Audit Committee members to 10% of monthly average executive officers’ compensation, excluding certain social security benefits and paid vacation.

19.	Provision for decommissioning costs
Non-current liabilities	09.30.2017	12.31.2016
Opening balance	10,252	9,150
Adjustment to provision	30	(564)
Transfers related to liabilities held for sale	(5)	(35)
Payments made	(482)	(730)
Interest accrued	570	660
Others	(8)	(41)
Cumulative translation adjustment	296	1,812
Closing balance	10,653	10,252

The estimates for abandonment and dismantling of oil and natural gas producing properties are revised annually at December 31 along with the annual process of oil and gas reserves certification and whenever an indication of significant change in the assumptions used in the estimates occurs.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

20.	Taxes
20.1.	Income taxes and other taxes
Income taxes	Current assets		Current liabilities		Non-current liabilities
	09.30.2017	12.31.2016	09.30.2017	12.31.2016	09.30.2017
Taxes in Brazil
Income taxes	450	595	106	112	-
Income taxes - Tax settlement programs (*)	−	−	247	−	931
	450	595	353	112	931
Taxes abroad	33	7	10	15	-
Total	483	602	363	127	931
(*) See note 20.2 for detailed information.

Other taxes	Current assets		Non-current assets		Current liabilities		Non-current liabilities (*)
	09.30.2017	12.31.2016	09.30.2017	12.31.2016	09.30.2017	12.31.2016	09.30.2017	12.31.2016
Taxes in Brazil
Current / Deferred ICMS (VAT)	1,038	969	796	676	975	1,078	−	−
Current / Deferred PIS and COFINS	756	710	2,375	2,262	1,032	463	−	−
CIDE	19	22	−	−	113	118	−	−
Production taxes	−	−	−	−	1,216	1,232	−	−
Withholding income taxes	−	−	−	−	101	486	−	−
Tax Settlement Program (**)	−	−	−	−	301	28	−	−
Others	180	165	97	191	139	190	27	20
Total in Brazil	1,993	1,866	3,268	3,129	3,877	3,595	27	20
Taxes abroad	17	34	17	12	29	33	−	−
Total	2,010	1,900	3,285	3,141	3,906	3,628	27	20

(*) Other non-current taxes are classified as other non-current liabilities.
(**) It includes the amount of US$ 3 relating to tax amnesty and refinancing program (REFIS) from previous periods.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

20.2.	Brazilian federal settlement programs

In 2017, the Company joined the Tax Settlement Program (Programa de Regularização Tributária - PRT), Non-Tax Debts Settlement Program (Programa de Regularização de Débitos não Tributários - PRD) and the Special Tax Settlement Program (Programa Especial de Regularização Tributária - PERT). These programs were created under Provisional Measures 766, 780 and 783 in 2017, respectively, and enabled the settlement of certain legal proceedings  involving Brazilian Federal Tax Authorities, Brazilian Federal Agencies and similar bodies,  along with certain benefits, such as the use of tax loss carry forwards and reduction on interests, penalties and related charges. These disputes amounted to US$ 3,045 that, following the relief provided for by these programs, was reduced to US$ 2,171.

The balances of respective liabilities carried on the statement of financial position as of September 30, 2017 are shown below:

			Settlement
	Tax liabilities	In cash	Tax losses used	Total	Inflation indexation	CTA	09.30.2017
PRT
Income taxes	321	(64)	(103)	(167)	−	6	160
Other taxes	181	(36)	(145)	(181)	−	−	−
Total	502	(100)	(248)	(348)	−	6	160
PERT
Income taxes	1,367	(419)	−	(419)	12	58	1,018
Others taxes	75	(3)	−	(3)	−	1	73
	1,442	(422)	−	(422)	12	59	1,091
PRD
Production taxes	227	−	−	−	−	−	227
Total	2,171	(522)	(248)	(770)	12	65	1,478
Current							546
Non-current							931

20.2.1.	Tax Settlement Program (Programa de Regularização Tributária - PRT)

The PRT enabled reliefs to settle tax and non-tax debts overdue up to November 30, 2016 to the Brazilian Federal Tax Authorities (Brazilian Federal Revenue Service and National Treasury Attorney's Office).

The Company joined the program to settle, principally, proceedings at administrative level totaling US$ 502, for which outflow of resources were probable, related to disallowed tax credits applied for income taxes and other Brazilian Federal taxes computation.

After assessing the reliefs provided by the PRT, the Company decided to settle the total debt of these tax disputes (US$ 502) with the benefit of using tax loss carry forwards to pay US$ 402, of which US$ 248 was already used at September 30, 2017 and US$ 154 (US$ 160 after foreign translation effects) will be used in up to 12 months. The amount of US$ 100 was settled in a lump sum payment.

After joining the PRT in May 2017, the Company recognized a reversal of provisions for legal proceedings previously recognized for this matter in the amount of US$ 485. The impacts of this program were accounted for in the second quarter of 2017 within the Company’s statement of income amounting to US$ 82 after tax effects, as shown in note 20.2.4.

20.2.2.	Special Tax Settlement Program (Programa Especial de Regularização Tributária - PERT)

The PERT enabled reliefs to settle tax and non-tax debts overdue up to April 30, 2017 to the Brazilian Federal Tax Authorities (Brazilian Federal Revenue Service and National Treasury Attorney's Office), including amounts under disputes involving these authorities.

The Company elected to join the PERT to settle the legal proceeding, in the amount of US$ 1,977, with respect to a notice of deficiency issued due to the use of expenses arising from the Terms of Financial Commitment (TFC), signed by Petrobras and Petros Plan in 2008, as deductible in determining taxable profit. The TFC represents a commitment to cover obligations due to participants’ accepted changes in the plan benefits and disputes resolved at that period.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

The court ruled on this matter in the second quarter of 2017 granting the deduction of these expenses from the taxable profit computation, but limited to 20% of the payroll and compensation of key management participants in the plan. After assessing the fundamentals of this court ruling, the Company reassessed the probability of outflow of resources with respect to this dispute and estimated a portion of it as probable.

The Company was not able to use tax loss carry forwards to settle this amount as this tax dispute was in the scope of the National Treasury Attorney's Office. Accordingly, an assessment of the other reliefs was performed and, as a result, the Company decided to settle this tax dispute, totaling US$ 1,977, by paying US$ 1,317, which takes into account the benefits reliefs on interests, penalties and related charges. Of this amount, US$ 413 was settled in cash in August 2017, and the remaining amount will be settled through 145 monthly installments bearing interest at Selic interest rate (Brazilian short-term interest rate), of which the first one will mature in January 2018.

Pursuant to the Provisional Measure 807/2017 enacted on October 31, 2017, the period to join this program was extended from August 31 to November 14, 2017. Therefore, the Company decided in the third quarter of 2017 to settle other disputes relating to debts in the scope of the Brazilian Federal Revenue Service amounting to US$ 226, following unfavorable court rulings that changed the Company’s estimates about probability of outflow of resources to probable. After the relief under the PERT, the total amount of these disputes was reduced to US$ 125, of which US$ 103 will be settled in January 2018 through a lump sum payment, and the remaining amount will be paid through 145 monthly installments. These disputes refer to:

•

Tax dispute relating to the use of tax benefit under the Thermoelectric Priority Program (Programa Prioritário de Termeletricidade) established by the Decree 3.371/2000, that allegedly enabled total relief (zero rate) of tax on imported products (Imposto de Importação –II) and the tax on manufactured products (Imposto sobre Produtos Industrializados-IPI) over the import of certain equipment necessary for setting up electricity generation units. After the reliefs provided for by PERT, this tax dispute in the amount of US$ 104 was reduced to US$ 48;

•

Tax dispute relating to the use of certain tax loss carry forwards as deduction from the computation of taxable income. After the reliefs provided for by this program, this tax dispute in the amount of US$ 38 will be settled by paying US$ 20;

•

Other debts related to contributions to private social service and vocational training entities linked to trade unions, as well as PIS and COFINS (Social Integration Program and Social Security Financing). These amounts totaled US$ 25 that, after the relief provided for by this program was reduced to US$ 19; and

•

The wholly-owned subsidiaries Transpetro and BR also decided to settle Brazilian federal taxes disputes amounting to US$ 59. After the relief on interest, penalties and related charges, this amount will be settled by paying US$ 38.

Accordingly, the Company recognized the amount of US$ 1,975 within the statement of income for the nine-month period ended September 30, 2017, made up of tax debts after reliefs and tax effects amounting to US$ 1,264, reversals of deferred income tax assets for unused tax losses from 2012 to 2017 amounting to US$ 711 and reversal of provisions previously recognized totaling US$ 8, as shown in note 20.2.4.

In addition, the Company decided to use additional benefits pursuant to the Law No. 13,496/2017 enacted in October 2017 in order to reduce the debit related to Petros Plan under the PERT settlement program by US$ 125 after tax effects. This effect will be included in the income statement for the fourth quarter of 2017.

20.2.3.	Non-Tax Debts Settlement Program (Programa de Regularização de Débitos não Tributários - PRD)

The PRD enabled relief to settle non-tax debts overdue to the Brazilian Federal Agencies and similar bodies up to October 25, 2017, including amounts under disputes and debts in the scope of other settlement programs involving these authorities.

The Company joined the PRD to settle some legal proceedings involving ANP, with respect to production tax debts for which the likelihood of losses were deemed probable, following a court ruling in August 2017 granting to ANP its arguments.

After assessing the benefits from relief on interest, penalties and related charges provided for by this program, the Company decided to settle these disputes, totaling US$ 340 by paying US$ 227, of which US$ 136 will be settled in a lump sum payment in the fourth quarter of 2017 and the settlement of the remaining amount is expected to occur in January 2018.

Accordingly, the Company recognized US$ 163 within the statement of income for the nine-month period ended September 20, 2017, after tax effects, as shown in note 20.2.4.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

20.2.4.	Impacts of tax settlement programs (PRT, PERT and PRD) within statement of income

	PRT (*)	PERT	PRD	Total
Cost of sales	-	-	(131)	(131)
Other taxes	(169)	(605)	(25)	(799)
Finance expenses	(249)	(310)	(71)	(630)
Income taxes - notice of deficiency	(98)	(565)	−	(663)
Total - after reliefs	(516)	(1,480)	(227)	(2,223)
Impacts of PIS/COFINS on settlement programs	−	(46)	(7)	(53)
Income taxes - deductible expenses	(51)	254	70	273
Other income and expenses - reversal of provision (*)	485	8	−	493
Total	(82)	(1,264)	(164)	(1,510)
Income taxes - reversal of unused tax losses from 2012 to 2017	−	(711)	−	(711)
Impacts within the statement of income	(82)	(1,975)	(164)	(2,221)
(*) A portion of this provision was recognized within the statement of income in the first quarter 2017 in the amount of US$ 199.

20.3.	Tax amnesty programs – State Tax (Programas de Anistias Estaduais)

In 2017, the Company elected to settle in cash VAT (ICMS) tax disputes concerning the states of Amazonas, Ceará, Minas Gerais and Pernambuco by joining states amnesty settlement programs, being exempted of paying interests and penalties. Accordingly, the Company charged US$ 56 as other taxes.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

20.4.	Brazilian Tax Law

State Law

On December 30, 2015, the state of Rio de Janeiro enacted laws that increased the tax burden on the oil industry since March 2016, as follows:

•

Law No. 7,182 – establishes a Rate Control, Monitoring and Supervision of Research, Mining, Oil and Gas Exploration and Utilization Activities tax (Taxa de Controle, Monitoramento e Fiscalização das Atividades de Pesquisa, Lavra, Exploração e Aproveitamento de Petróleo e Gás – TFPG) over each barrel of crude oil or equivalent unit of natural gas extracted in the State of Rio de Janeiro, and

•	Law No. 7,183 – establishes a VAT (ICMS) tax over transactions involving crude oil operations.

The Company believes that the taxation established by both laws is not legally justifiable, and therefore, the Company has supported the Brazilian Association of Companies for the Exploration and Production of Oil and Gas (ABEP - Associação Brasileira de Empresas de Exploração e Produção de Petróleo e Gás), which has filed complaints challenging the constitutionality of such laws before the Brazilian Supreme Court.

The Brazilian Federal Attorney has expressed favorable opinions regarding the basis of the ABEP complaints and the granting of judicial injunctions in favor of the oil and gas industry, to avoid the associated tax burden imposed on it.

As the Brazilian Supreme Court has not ruled on the ABEP request for formal injunctions, the Company filed individual complaints before the State Court of Rio de Janeiro challenging both laws and, as a result, judicial injunctions were granted in favor of the Company in December 2016 and this tax burden has been suspended.

Brazilian Federal Law

During the third quarter of 2017, the Brazilian Federal Government enacted new tax rules applicable to the oil and gas industry.

On August 18, 2017, the Decree No. 9,128 and Provisional Measure No. 795 were enacted, providing for extension of relief on temporary admissions under Repetro (Special Customs Regime for the Export and Import of Goods destined to Exploration and Production of Oil and Natural Gas Reserves) to 2040, as well as amendments to certain matter, mainly concerning to:

•	Changes in Repetro’s methodology to be effective on January 1, 2018, ensuring tax relief on goods destined to sector in accordance with timeframes provided for by relevant rules;
•	Creation of a special regime for the acquisition and industrialization of goods with definitive permanence in Brazil and destined to the exploration and production of oil and natural gas;
•	Deduction from income taxes basis of computation of investments made in the oil gas exploration and production phases; and
•	New rules relating to the determination of withholding income tax on remittances for payment of vessels charters.

These regulations are still subject to the Brazilian National Congress approval and, therefore, the Company is currently unable to make a reliable estimate of the respective financial impacts.

The company has disputes regarding the immediate deduction of crude oil production development costs from the basis of computation of taxable income, and also related to withholding income tax on remittances vessels charters payments. Additional information on these disputes is presented in note 29.3. Following the approval of the new taxation model of the sector by the Brazilian National Congress, it is expected greater stability and legal security to the companies, allowing an increase in investments and reduction of litigation involving the oil and industry.

In addition, ANP enacted Resolution No. 703 on September 26, 2017, establishing new criteria of reference price for the calculation of production taxes. The new calculation will be effective on January 1, 2018 and will be applied gradually to 2022, starting from a percentage of 20% according to the new rules. The new reference price for production taxes calculation takes into account different characteristics of the product in each exploratory area.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

20.5.	Deferred income taxes - non-current

The changes in the deferred income taxes are presented as follows:

Income taxes in Brazil comprise corporate income tax (IRPJ) and social contribution on net income (CSLL). Brazilian statutory corporate tax rates are 25% and 9%, respectively.

	Property, Plant and Equipment
	Exploration and decommissioning costs	Others (*)	Loans, trade and other receivables / payables and financing	Finance leases	Provision for legal proceedings	Tax losses	Inventories	Employee Benefits	Others	Total
Balance at January 1, 2016	(10,323)	1,291	7,613	(350)	792	5,215	353	1,199	(6)	5,784
Recognized in the statement of income for the year	1,078	(533)	(374)	36	183	(230)	21	522	210	913
Recognized in shareholders’ equity (****)	−	−	(4,629)	301	−	(3)	−	1,058	−	(3,273)
Cumulative translation adjustment	(1,960)	106	918	(68)	179	1,094	55	252	(12)	564
Others (**)	−	73	(16)	(9)	(26)	(36)	−	(22)	92	56
Balance at December 31, 2016	(11,205)	937	3,512	(90)	1,128	6,040	429	3,009	284	4,044
Recognized in the statement of income for the period (***)	419	(1,358)	(287)	(54)	138	90	(79)	(116)	(169)	(1,416)
Recognized in shareholders’ equity (****)	−	−	(1,398)	−	−	−	−	−	−	(1,398)
Cumulative translation adjustment	(321)	14	111	(1)	32	151	14	87	4	91
Use of tax credits	−	−	−	−	−	(255)	−	−	−	(255)
Others	−	(171)	−	39	(21)	111	−	−	44	2
Balance at September 30, 2017	(11,107)	(578)	1,938	(106)	1,277	6,137	364	2,980	163	1,068
Deferred tax assets										4,307
Deferred tax liabilities										(263)
Balance at December 31, 2016										4,044
Deferred tax assets										3,190
Deferred tax liabilities										(2,122)
Balance at September 30, 2017										1,068

(*) Mainly includes impairment adjustments and capitalized borrowing costs.
(**) Includes US$ 77 transferred to liabilities associated with assets held for sale relating to Liquigás, PESA and NTS.
(***) Does not include US$ 52 relating to deferred income taxes of companies when classified as held for sale.

(****) The amounts presented as Loans, trade and other receivables/payables and financing, relate to the tax effect on exchange rate variation recognized within other comprehensive income (cash flow hedge accounting) as set out note 31.2.

The Company recognizes the deferred tax assets based on projections of taxable profits for future periods that are revised annually. The deferred tax assets will be realized in a ten years perspective to the extent of provisions realization and final resolution of future events, both based on the Business and Management Plan – BMP assumptions.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

20.6.	Reconciliation between statutory tax rate and effective tax expense rate

The following table provides the reconciliation of Brazilian statutory tax rate to the Company’s effective rate on income before income taxes:

	Jan-Sep/2017	Jan-Sep/2016
Net income before income taxes	4,623	(5,243)
Nominal income taxes computed based on Brazilian statutory corporate tax rates (34%)	(1,572)	1,784
Adjustments to arrive at the effective tax rate:	−	−
• Different jurisdictional tax rates for companies abroad	375	(250)
. Brazilian income taxes on income of companies incorporated outside Brazil (*)	(31)	(125)
• Tax incentives	134	37
• Tax loss carryforwards (unrecognized tax losses)	(55)	(447)
• Non-taxable income (non-deductible expenses), net (**)	(380)	(814)
• Tax settlement programs (***)	(1,373)	−
• Others	102	(121)
Income taxes expense	(2,800)	64
Deferred income taxes	(1,468)	1,338
Current income taxes	(1,332)	(1,274)
Total	(2,800)	64

Effective tax rate of income taxes	60.6%	1.2%

(*) Relates to Brazilian income taxes on earnings of offshore investees, as established by Law No. 12,973/2014.
(**) Includes results in equity-accounted investments and expenses relating to health care plan .
(***) Income taxes in the scope of PRT and PERT and reversals of losses carry forwards from 2012 to 2017, as shown in note 20.2.4.

21.	Employee benefits (Post-Employment)
21.1.	Pension and medical benefits

The Company sponsors defined benefit and variable contribution pension plans in Brazil and abroad, as well as defined-benefit medical plans for employees in Brazil (active and retirees) and their dependents. See note 22 to the audited consolidated financial statement for the year ended December 31, 2016 for detailed information about pension and medical benefits sponsored by the Company.

Changes in the net defined benefits are set out as follows:

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

	Pension Plans		Medical Plan
	Petros	Petros 2	AMS	Other Plans	Total
Balance at January 1, 2016	5,937	71	6,753	89	12,850
(+) Remeasurement effects recognized in OCI	2,935	171	2,176	14	5,296
(+) Costs incurred in the year	1,028	33	1,221	22	2,304
(-) Contributions paid	(195)	−	(354)	(9)	(558)
(-) Payments related to the Term of Financial Commitment (TFC)	(202)	−	−	−	(202)
Others	−	−	−	(93)	(93)
Cumulative translation adjustment	1,249	18	1,418	15	2,700
Balance at December 31, 2016	10,752	293	11,214	38	22,297
Current	413	−	407	−	820
Non-current	10,339	293	10,807	38	21,477
Balance at December 31, 2016	10,752	293	11,214	38	22,297
(+)Costs incurred in the period	947	59	1,043	7	2,056
(-) Contributions paid	(159)	−	(348)	(2)	(509)
(-) Payments related to the Term of Financial Commitment (TFC)	(111)	−	−	−	(111)
Others	−	−	−	(2)	(2)
Cumulative translation adjustment	311	8	324	−	643
Balance at September 30, 2017	11,740	360	12,233	41	24,374
Current	478	−	419	−	897
Non-current	11,262	360	11,814	41	23,477
Balance at September 30, 2017	11,740	360	12,233	41	24,374

Pension and medical benefit expenses, net recognized in the statement of income are set out as follows:

	Pension Plans		Medical Plan
	Petros	Petros 2	AMS	Other Plans	Total
Current service cost	67	35	122	3	227
Net interest cost over net liabilities / (assets)	880	24	921	4	1,829
Net costs for Jan-Sep/2017	947	59	1,043	7	2,056
Related to active employees:
Included in the cost of sales	178	30	199	−	407
Included in operating expenses	78	19	101	6	204
Related to retired employees	691	10	743	1	1,445
Net costs for Jan-Sep/2017	947	59	1,043	7	2,056
Net costs for Jan-Sep/2016	756	25	899	19	1,699

As of September 30, 2017, the Company had pledged crude oil and oil products volumes, totaling US$ 3,817, as collateral for the Terms of Financial Commitment (TFC) signed by Petrobras and Petros in 2008 (US$ 1,979 as of December 31, 2016). The amount of collateral for the Terms of Financial Commitment (TFC) was revised and updated in the third quarter of 2017  so as to  reflect the increase in the commitments assumed.

In the nine-month period ended September 30, 2017, the Company's contribution to the defined contribution portion of the Petros Plan 2 was US$ 206 (US$ 175 in the nine-month period ended September 30, 2016) recognized in the statement of income.

Deficit settlement plan - Petros

Petros’ financial statements for 2016 were approved by the Executive Council of Petros on May 26, 2017 and presented an accumulated deficit of US$ 8.2 billion (US$ 5.8 billion accumulated until 2015) in the Petros Plan of the Petrobras Group, according to the general accepted accounting standards for the post-retirement sector, regulated in Brazil by the Post-Retirement Benefit Federal Council – CNPC.

On June 19, 2017, the Superintendency of Post-retirement Benefits (PREVIC) issued the Conduct Adjustment Declaration (TAC) for Petros, determining a deadline for the implementation of its plan for reduction of the accumulated deficit computed at the end of 2015.

On September 12, 2017, the Executive Council of Petros approved the deficit of the year 2015 to be settled and addressed it to the Company. It is expected this amount may reach US$ 8.7 billion due to interest and inflation forecasts to December 2017.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

The Company assessed the deficit settlement plan and submitted it for the approval of the Secretariat of Management and Governance for the State-owned Companies (Secretaria de Coordenação e Governança das Empresas Estatais – SEST), and Petros should implement this plan within 60 calendar days following its approval, including the beginning of the additional contributions from participants and sponsors.

Pursuant to relevant regulation, the sponsors and participants will cover this deficit based on their respective proportions of regular contributions. Accordingly, the Company will cover approximately US$ 4.3 billion of this deficit and the contributions will occur during 18 years through decreasing values, of which the estimated amount for the first year is US$ 0.5 billion.

21.2.	Profit sharing

The Company’s profit sharing benefits comply with Brazilian legal requirements and those of the Brazilian Department of Coordination and Governance of State‐Owned Enterprises (DEST), of the Ministry of Planning, Budget and Management, and of the Ministry of Mines and Energy, and are computed based on the consolidated net income attributable to the shareholders of Petrobras.

The amount of profit sharing benefits is computed based on the results of six corporate indicators, for which annual goals are defined by the Executive Board and approved by the Board of Directors pursuant to the review of the Business and Management Plan (BMP).

The results of the six individual goals are factored into a consolidated result that will determine the percentage of the profit to be distributed as a profit sharing benefit to employees. However, in the event the Company records a net loss for the period and all the annual goals are achieved, the profit sharing benefit will be half a month’s salary for each employee added by half of the lowest amount of profit sharing paid in the prior year, as established in the Company’s collective bargaining agreement.

Profit sharing benefits for the nine-month period ended September 30, 2017

Based on the estimates in the nine-month period ended September 30, 2017, the Company recognized a provision of US$ 98 as other income and expenses.

21.3.	Voluntary Separation Incentive Plan

From January 2014 to September 30, 2017, the Company implemented voluntary separation incentive plans (PIDV) as presented below:

	Enrollments	Separations	Cancellations	Outstanding
Petrobras (PIDV 2014 and 2016)	19,499	(16,422)	(2,794)	283
Petrobras Distribuidora (PIDV BR 2014, 2015 and 2016)	2,163	(1,676)	(466)	21
Total	21,662	(18,098)	(3,260)	304

As of September 30, 2017 changes in the provision are set out as follows:

	09.30.2017	12.31.2016
Opening Balance	811	199
Enrollments	−	1,239
Revision of provisions	(237)	(11)
Separations in the period	(553)	(656)
Cumulative translation adjustment	19	40
Closing Balance	40	811
Current	40	811
Non-current	−	−

22.	Shareholders’ equity
22.1.	Share capital (net of share issuance costs)

As of September 30, 2017 and December 31, 2016, subscribed and fully paid share capital was US$ 107,380 and share issuance costs were US$ 279, represented by 7,442,454,142 outstanding common shares and 5,602,042,788 outstanding preferred shares, all of which are registered, book-entry shares with no par value.

Preferred shares have priority on returns of capital, do not grant any voting rights and are non-convertible into common shares.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

22.2.	Other comprehensive income

In the nine-month period ended September 30, 2017, the Company principally recognized as other comprehensive income the following effects:

Cumulative translation adjustment gain of US$ 1,299, mainly due to exchange differences arising from the translation of these consolidated financial statements to the presentation currency. In addition, the sale of Petrobras Chile and Guarani (see note 9.1) triggered the recycling of cumulative translation adjustments previously recognized in shareholders’ equity to the income statement within other income and expenses, totaling US$ 37.

Foreign exchange rate variation gains of US$ 2,712, after taxes and amounts reclassified to the statement of income, recognized in the Company's shareholders' equity, as a result of its cash flow hedge accounting policy. At September 30, 2017, the cumulative balance of foreign exchange variation losses, net of tax effects, is US$ 8,585 (see note 31.2).

22.3.	Earnings per share
		Jan-Sep/2017			Jan-Sep/2016

Per Share	Common	Preferred	Total	Common	Preferred	Total
Net income (loss) attributable to shareholders of Petrobras	911	685	1,596	(3,190)	(2,402)	(5,592)
Weighted average number of outstanding shares	7,442,454,142	5,602,042,788	13,044,496,930	7,442,454,142	5,602,042,788	13,044,496,930
Basic and diluted earnings (losses) per share - in U.S. dollars	0.12	0.12	0.12	(0.43)	(0.43)	(0.43)
Basic and diluted earnings (losses) per ADS equivalent - in U.S. dollars (*)	0.24	0.24	0.24	(0.86)	(0.86)	(0.86)

(*) - Petrobras' ADSs are equivalent to two shares.

23.	Sales revenues
	Jan-Sep/2017	Jan-Sep/2016
Gross sales	83,085	76,090
Sales taxes (*)	(17,825)	(16,088)
Sales revenues (**)	65,260	60,002
Diesel	18,589	19,548
Automotive gasoline	12,444	11,897
Liquefied petroleum gas	2,792	2,260
Jet fuel	2,249	1,875
Naphtha	2,024	1,753
Fuel oil (including bunker fuel)	978	825
Other oil products	2,758	2,503
Subtotal oil products	41,834	40,661
Natural gas	3,747	2,948
Ethanol, nitrogen products and renewables	2,784	2,787
Electricity	2,446	1,375
Services and others	652	614
Domestic market	51,463	48,385
Exports	9,971	5,605
Sales abroad(***)	3,826	6,012
Foreign market	13,797	11,617
Sales revenues (**)	65,260	60,002

(*) Includes, mainly, CIDE, PIS, COFINS and ICMS (VAT).
(**) Sales revenues by business segment are set out in note 28.
(***) Sales revenues from operations outside of Brazil, including trading and excluding exports. In 2016, it includes sales revenues from the former subsidiary PESA.

In the nine-month period ended September 30, 2017, sales from transactions with two customers reached approximately 10% or more of the Company’s sales revenue, totaling US$ 6,029 (US$ 5,793 in the nine-month period ended September 30, 2016) and US$ 5,735 (US$ 6,075 in the nine-month period ended September 30, 2016). These sales revenues mainly impacted the Refining, Transportation and Marketing (RT&M) business segment.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

24.	Other income and expenses
	Jan-Sep/ 2017	Jan-Sep/ 2016
Pension and medical benefits - retirees	(1,445)	(1,051)
Unscheduled stoppages and pre-operating expenses	(1,195)	(1,530)
Allowance for impairment of other receivables	(496)	(44)
Gains / (losses) related to legal, administrative and arbitration proceedings	(860)	(1,521)
Institutional relations and cultural projects	(152)	(179)
Profit sharing	(98)	−
Operating expenses with thermoelectric power plants	(56)	(77)
Reclassification of cumulative translation adjustments - CTA	(37)	(1,428)
Health, safety and environment	(50)	(59)
Gains / (losses) on disposal/write-offs of assets (*)	1,635	(267)
Ship/Take or Pay agreements	426	194
Gain on remeasurement of investment retained with loss of control	217	−
Voluntary Separation Incentive Plan - PIDV	237	(1,107)
Expenses/Reimbursements from E&P partnership operations	271	465
Government grants	70	121
Amounts recovered from Lava Jato investigation	48	69
Provision for debt assumed from suppliers with subcontractors	−	(287)
Gains / (losses) on decommissioning of returned/abandoned areas	−	998
Others	111	167
Total	(1,374)	(5,536)

(*) Includes returned areas and cancelled projects, gains on the divestment of NTS in the second quarter of 2017 (see note 9), as well as losses on materials and supplies in the amount of US$ 307 mainly recognized in the third quarter of 2017 due to revised projects portfolio.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

25.	Costs and Expenses by nature
	Jan-Sep/ 2017	Jan-Sep/ 2016
Raw material and products for resale	(14,273)	(14,002)
Materials, third-party services, freight, rent and other related costs	(13,565)	(11,393)
Depreciation, depletion and amortization	(10,090)	(10,555)
Employee compensation	(6,816)	(7,562)
Production taxes	(5,566)	(3,103)
Other taxes (*)	(1,367)	(454)
Unscheduled stoppages and pre-operating expenses	(1,195)	(1,530)
(Losses) /Gains on legal, administrative and arbitration proceedings	(860)	(1,521)
Allowance for impairment of trade receivables	(635)	(479)
Changes in inventories	(565)	(433)
Exploration expenditures written off (includes dry wells and signature bonuses)	(225)	(966)
Institutional relations and cultural projects	(152)	(179)
Impairment (losses) / reversals	(110)	(5,122)
Health, safety and environment	(50)	(59)
Reclassification of cumulative translation adjustment	(37)	(1,428)
Provision for debt acknowledgments of suppliers with subcontractors	−	(287)
Amounts recovered from Lava Jato investigation	48	69
Gain on remeasurement of investment retained with loss of control	217	−
Gains and losses on disposal/write-offs of assets (**)	1,635	(267)
Total	(53,606)	(59,271)
In the Statement of income
Cost of sales	(44,343)	(40,940)
Selling expenses	(3,308)	(3,037)
General and administrative expenses	(2,198)	(2,425)
Exploration costs	(494)	(1,333)
Research and development expenses	(412)	(424)
Other taxes (*)	(1,367)	(454)
Impairment	(110)	(5,122)
Other income and expenses	(1,374)	(5,536)
Total	(53,606)	(59,271)

(*) It includes the impact of tax settlement programs in the amount of US$ 799, mainly recognized in the second quarter of 2017 as set out note in 20.2.
(**) Includes returned areas and cancelled projects, as well as the divestment in NTS as set out in note 9.

26.	Net finance income (expense)
	Jan-Sep/2017	Jan-Sep/2016
Debt interest and charges	(5,723)	(5,800)
Foreign exchange gains (losses) and indexation charges on net debt (*)	(3,216)	(2,300)
Income from investments and marketable securities (Government Bonds)	440	407
Financial result on net debt	(8,499)	(7,693)
Capitalized borrowing costs	1,467	1,283
Gains (losses) on derivatives	41	(86)
Interest income from marketable securities	4	4
Unwinding of discount on the provision for decommissioning costs	(573)	(484)
Other finance expenses and income, net	(429)	210
Other foreign exchange gains (losses) and indexation charges, net	434	623
Net finance income (expenses)	(7,555)	(6,143)
Income	857	811
Expenses	(5,678)	(5,221)
Foreign exchange gains (losses) and indexation charges	(2,734)	(1,733)
Total	(7,555)	(6,143)
(*) Includes debt raised in Brazil (in Brazilian reais) indexed to the U.S. dollar.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

27.	Supplemental information on statement of cash flows
	Jan-Sep/2017	Jan-Sep/2016
Additional information on cash flows:
Amounts paid/received during the period:
Withholding income tax paid on behalf of third-parties	693	747
Capital expenditures and financing activities not involving cash
Purchase of property, plant and equipment on credit	112	71
Provision/(reversals) for decommissioning costs	30	(468)
Use of deferred tax and judicial deposit for the payment of contingency	308	83

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

28.	Segment information

The business segment information is reported in the manner in which the Company’s senior management assesses business performance and makes decisions regarding investments and resource allocation.

	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	Corporate	Eliminations	Total

Consolidated assets by Business Segment-09.30.2017

Current assets	5,422	10,416	2,205	62	2,923	29,173	(4,765)	45,436
Non-current assets	137,018	40,910	18,267	255	3,279	9,195	(613)	208,311
Long-term receivables	6,892	3,431	2,484	138	1,092	7,438	(563)	20,912
Investments	1,403	1,692	872	18	5	6	−	3,996
Property, plant and equipment	126,389	35,608	14,580	99	1,955	1,590	(50)	180,171
Operating assets	92,596	31,130	11,807	95	1,676	1,221	(50)	138,475
Under construction	33,793	4,478	2,773	4	279	369	−	41,696
Intangible assets	2,334	179	331	−	227	161	−	3,232
Total Assets	142,440	51,326	20,472	317	6,202	38,368	(5,378)	253,747

Consolidated assets by Business Segment-12.31.2016

Current assets	5,604	12,460	3,592	405	3,039	24,934	(5,265)	44,769
Non-current assets	134,492	40,120	15,896	117	3,191	8,835	(437)	202,214
Long-term receivables	7,630	3,312	2,006	4	1,017	6,838	(387)	20,420
Investments	1,449	1,104	466	13	14	6	−	3,052
Property, plant and equipment	123,056	35,515	13,094	100	1,936	1,819	(50)	175,470
Operating assets	90,716	31,150	11,862	97	1,654	1,472	(50)	136,901
Under construction	32,340	4,365	1,232	3	282	347	−	38,569
Intangible assets	2,357	189	330	−	224	172	−	3,272
Total Assets	140,096	52,580	19,488	522	6,230	33,769	(5,702)	246,983

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

Consolidated Statement of Income by Business Segment
	Jan-Sep/2017
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	Corporate	Eliminations	Total

Sales revenues	30,739	49,722	8,844	156	20,133	−	(44,334)	65,260
Intersegments	29,721	11,958	2,201	148	306	−	(44,334)	−
Third parties	1,018	37,764	6,643	8	19,827	−	−	65,260
Cost of sales	(20,560)	(43,327)	(6,367)	(164)	(18,640)	−	44,715	(44,343)
Gross profit (loss)	10,179	6,395	2,477	(8)	1,493	−	381	20,917
Income (expenses)	(2,813)	(2,149)	494	(11)	(914)	(3,924)	54	(9,263)
Selling	(97)	(1,305)	(1,239)	(2)	(750)	25	60	(3,308)
General and administrative	(240)	(345)	(130)	(18)	(204)	(1,261)	−	(2,198)
Exploration costs	(494)	−	−	−	−	−	−	(494)
Research and development	(249)	(9)	(22)	−	−	(132)	−	(412)
Other taxes	(72)	(105)	(226)	(6)	(38)	(920)	−	(1,367)
Impairment of assets	−	(36)	(74)	−	−	−	−	(110)
Other income and expenses	(1,661)	(349)	2,185	15	78	(1,636)	(6)	(1,374)
Net income / (loss) before financial results and income taxes	7,366	4,246	2,971	(19)	579	(3,924)	435	11,654
Net finance income (expenses)	−	−	−	−	−	(7,555)	−	(7,555)
Results in equity-accounted investments	81	377	91	(25)	−	−	−	524
Net income / (loss) before income taxes	7,447	4,623	3,062	(44)	579	(11,479)	435	4,623
Income taxes	(2,502)	(1,444)	(1,011)	6	(197)	2,496	(148)	(2,800)
Net income (loss) for the period	4,945	3,179	2,051	(38)	382	(8,983)	287	1,823
Net income (loss) attributable to:
Shareholders of Petrobras	4,931	3,205	1,962	(38)	382	(9,133)	287	1,596
Non-controlling interests	14	(26)	89	−	−	150	−	227
Net income (loss) for the period	4,945	3,179	2,051	(38)	382	(8,983)	287	1,823

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

Consolidated Statement of Income by Business Segment
	Jan-Sep/2016
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	Corporate	Eliminations	Total

Sales revenues	23,758	46,141	7,032	171	20,836	−	(37,936)	60,002
Intersegments	22,656	12,994	1,812	164	310	−	(37,936)	−
Third parties	1,102	33,147	5,220	7	20,526	−	−	60,002
Cost of sales	(18,312)	(35,075)	(5,176)	(192)	(19,280)	−	37,095	(40,940)
Gross profit (loss)	5,446	11,066	1,856	(21)	1,556	−	(841)	19,062
Income (expenses)	(6,224)	(4,056)	(1,365)	(53)	(1,509)	(5,189)	65	(18,331)
Selling	(110)	(1,370)	(633)	(1)	(999)	5	71	(3,037)
General and administrative	(266)	(303)	(161)	(18)	(188)	(1,489)	−	(2,425)
Exploration costs	(1,333)	−	−	−	−	−	−	(1,333)
Research and development	(185)	(40)	(12)	(1)	−	(186)	−	(424)
Other taxes	(75)	(45)	(166)	(3)	(25)	(140)	−	(454)
Impairment of assets	(2,727)	(1,845)	(445)	(7)	(98)	−	−	(5,122)
Other income and expenses	(1,528)	(453)	52	(23)	(199)	(3,379)	(6)	(5,536)
Net income / (loss) before financial results and income taxes	(778)	7,010	491	(74)	47	(5,189)	(776)	731
Net finance income (expenses)	−	−	−	−	−	(6,143)	−	(6,143)
Results in equity-accounted investments	48	136	97	(120)	8	−	−	169
Net income / (loss) before income taxes	(730)	7,146	588	(194)	55	(11,332)	(776)	(5,243)
Income taxes	265	(2,383)	(166)	25	(16)	2,076	263	64
Net income (loss) for the period	(465)	4,763	422	(169)	39	(9,256)	(513)	(5,179)
Net income (loss) attributable to:
Shareholders of Petrobras	(419)	4,836	331	(169)	39	(9,697)	(513)	(5,592)
Non-controlling interests	(46)	(73)	91	−	−	441	−	413
Net income (loss) for the period	(465)	4,763	422	(169)	39	(9,256)	(513)	(5,179)

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

29.	Provisions for legal proceedings
29.1.	Provisions for legal proceedings, judicial deposits and contingent liabilities

The Company recognizes provisions based on the best estimate of the costs of proceedings for which it is probable that an outflow of resources embodying economic benefits will be required and that can be reliably estimated. These proceedings mainly include:

•

Labor claims, in particular: (i) a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated; (ii) lawsuits relating to overtime pay and (iii) individual actions of outsourced employees;

•

Tax claims including: (i) claims relating to Brazilian federal tax credits applied that were disallowed; (ii) demands relating to the VAT (ICMS) tax collection on jet fuel sales and (iii) alleged misappropriation of VAT (ICMS) tax credits on import of platforms;

•

Civil claims relating to: (i) collection of royalties over the shale extraction; (ii) non-compliance with contractual terms relating to oil platform construction; (iii) compensation relating to an easement over a property; (iv) collection of production taxes over natural gas production; (v) penalties applied by ANP relating to measurement systems; and

•	Environmental claims regarding fishermen seeking indemnification from the Company for January 2000 oil spill in the State of Rio de Janeiro.

Provisions for legal proceedings are set out as follows:

	09.30.2017	12.31.2016
Non-current liabilities
Labor claims	1,495	1,226
Tax claims	1,279	1,528
Civil claims	981	575
Environmental claims	71	60
Other claims	−	2
Total	3,826	3,391

	09.30.2017	12.31.2016
Opening Balance	3,391	2,247
Additions	530	997
Use of provision	(433)	(654)
Accruals and charges	249	350
Others	(5)	(52)
Cumulative translation adjustment	94	503
Closing Balance	3,826	3,391

In preparing its financial statements for the period ended September 30, 2017, the Company considered all available information concerning legal proceedings in which the Company is a defendant, in order to estimate the amounts of obligations and probability that outflows of resources will be required.

Excluding foreign exchange translation effects (see note 2), the main changes in the provision for legal proceedings in the nine-month period ended September 30, 2017 were primarily attributable to unfavorable court rulings that changed  probabilities of outflows of resources relating to certain claims to probable, as well as indexation charges over the balance of provision, as presented below:

Labor claims

Provision for labor claims increased mainly due to the assessment of court rulings on several labor disputes occurred during this period and to indexation charges over the balance of provision.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

Tax claims

Provision for tax claims decreased primarily reflecting the reversion of a provision previously recognized in 2016 with respect to disallowed tax credits applied for income taxes and other Brazilian Federal taxes computation, following the decision to benefit from the Special Tax Settlement Program (Programa Especial de Regularização Tributária - PRT), as shown in note 20.2.1.

In addition, there were some provisions recognized and reversed during this period due to unfavorable court rulings and the decision to settle them along with the reliefs provided by the PRT, relating to:

•	Disallowed tax credits applied for income taxes and other Brazilian Federal taxes computation, as set out in note 20.2.1; and
•

Deduction of amounts paid to Petros Plan from the taxable profit computation, use of tax benefits over the import of certain equipment and the use of tax loss carry forwards as a deduction from the taxable income computation, as shown in note 20.2.2.

Civil claims

Provision for civil claims increased after assessing court rulings occurred in this period denying the Company’s appeals, with respect to production taxes collection over gas production in Urucu field, fines imposed by ANP relating to measurement systems and other civil claims, as well as indexation charges over the balance of provisions.

In addition, there were some provisions recognized and reversed during the nine-month period ended September 30, 2017, due to settlements reached and unfavorable rulings payed and joined to PRD, in respect of:

•	Agreements to settle Opt-out Claims filed before the United States District Court for the Southern District of New York, as set out in note 29.4.1;
•	Disputes with ANP relating to production taxes over oil and gas production, as set out in note 20.2.3; and
•	Arbitration award against the Company determined by the International Chamber of Commerce on the merits of P-62 construction.
29.2.	Judicial deposits

Judicial deposits made in connection with legal proceedings are set out in the table below according to the nature of the corresponding lawsuits:

	09.30.2017	12.31.2016
Non-current assets
Tax	2,409	1,803
Civil	911	1,101
Labor	1,211	1,006
Environmental	178	84
Others	6	5
Total	4,715	3,999

29.3.	Contingent liabilities

Contingent liabilities for which either the Company is unable to make a reliable estimate of the expected financial effect that might result from resolution of the proceeding, or a cash outflow is not probable, are not recognized as liabilities in the financial statements but are disclosed in the notes to the financial statements, unless the likelihood of any outflow of resources embodying economic benefits is considered remote.

The estimates of contingent liabilities for legal proceedings are indexed to inflation and updated by applicable interests. As of September 30, 2017, estimated contingent liabilities for which the possibility of loss is not considered remote are set out in the following table:

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

Nature	09.30.2017	12.31.2016
Tax	44,012	47,830
Labor	7,545	7,225
Civil - General	10,988	9,049
Civil - Environmental	2,429	2,172
Others	−	1
Total	64,974	66,277

A brief description of the nature of the main contingent liabilities (tax, civil, environmental and labor) is set out in the following table:

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

		Estimate
Description of tax matters	09.30.2017	12.31.2016
Plaintiff: Secretariat of the Federal Revenue of Brazil

1) Withholding income tax (IRRF), Contribution of Intervention in the Economic Domain (CIDE), Social Integration Program (PIS) and Contribution to Social Security Financing (COFINS) on remittances for payments of vessel charters.

Current status:  In October 2017, the Regional Federal Court (Tribunal Regional Federal - TRF) of the State of Rio de Janeiro ruled that the Company should have paid withholding income tax (Imposto de Renda Retido na Fonte- IRRF) on remittances for payments of vessel charters, occurred from 1999 to 2002, which updated debt is US$ 2.8 billion. The legal argument involves the legality of the normative rule issued by the Federal Revenue of Brazil, which ensured no taxation over those remittances. The Company will continue to argue its case and to consider the likelihood of loss as possible, as well as for the other pending actions related to vessel charters of this item, whose legal basis are different. These other claims involve lawsuits in different administrative and judicial stages.

	16,881	15,479
2) Income from foreign subsidiaries and associates located outside Brazil not included in the computation of taxable income (IRPJ and CSLL).
Current status: In 2017, the Company received a new tax deficiency notice for not including income from subsidiaries located outside Brazil. This and the other claims involve lawsuits in different administrative and judicial stages.	4,029	3,095
3) Requests to compensate federal taxes disallowed by the Brazilian Federal Tax Authority.
Current status: This claim involves lawsuits in different administrative and judicial stages.	3,729	3,375
4) Incidence of social security contributions over contingent bonuses paid to employees.
Current status: Awaiting the hearing of an appeal at the administrative level.	1,184	1,053

5) Collection of Contribution of Intervention in the Economic Domain (CIDE) on transactions with fuel retailers and service stations protected by judicial injunctions determining that fuel sales were made without gross-up of such tax.

Current status: This claim involves lawsuits in judicial stages.	698	656
6) Deduction from the basis of calculation of taxable income (income tax - IRPJ and social contribution - CSLL) of several expenses related to employee benefits.
Current status: The court ruled on this matter in the second quarter of 2017 granting the deduction of these expenses from the taxable profit computation, but limited to 20% of the payroll and compensation of key management participants in the plan. After assessing the fundamentals of this court ruling, the Company reassessed the probability of outflow of resources with respect to this dispute and estimated it as probable. The other claims of this item, which have different legal basis, remain with their likelihood of loss as possible, and are in different administrative and judicial stages.	634	2,355
7) Immediate deduction from the basis of calculation of taxable income (income tax - IRPJ and social contribution - CSLL) of crude oil production development costs.
Current status: The likelihood of loss is now considered remote, since the Administrative Board of Tax Appeals (Conselho Administrativo de Recursos Fiscais - CARF) granted unanimous decisions favorable to the Company in administrative proceedings.	−	6,305
Plaintiff: State of São Paulo Finance Department

8) Penalty for the absence of a tax document while relocating a rig to an exploratory block, and on the return of this vessel, as well as collection of the related VAT (ICMS), as a result of the temporary admission being unauthorized, because the customs clearance has been done in Rio de Janeiro instead of São Paulo.

Current status: This claim involves lawsuits in judicial stages.	1,840	1,703

9) Deferral of payment of VAT (ICMS) taxes on B100 Biodiesel sales and the charge of a 7% VAT rate on B100 on Biodiesel interstate sales, including states in the Midwest, North and Northeast regions of Brazil and the State of Espírito Santo.

Current status: This claim involves lawsuits at administrative level.	926	834
Plaintiff: States of RJ and BA Finance Departments
10) VAT (ICMS) on dispatch of liquid natural gas (LNG) and C5+ (tax document not accepted by the tax authority), as well as challenges on the rights to this VAT tax credit.
Current status: This claim involves lawsuits in different administrative and judicial stages.	1,412	1,354
Plaintiff: States of RJ, SP, PR, RO and MG Finance Departments

11) Alleged failure to withhold and pay tax on services provided offshore (ISSQN) in favor of some municipalities in the State of Espírito Santo, under the allegation that the service was performed in their "respective coastal waters".

Current status: This claim involves lawsuits in different administrative and judicial stages.	1,265	1,117
Plaintiff: Municipal governments of the cities of Anchieta, Aracruz, Guarapari, Itapemirim, Marataízes, Linhares, Vila Velha and Vitória
12) Additional VAT (ICMS) due to differences in rates on jet fuel sales to airlines in the domestic market, among other questions relating to the use of tax benefits.
Current status: This claim involves lawsuits in administrative and judicial stages.	1,124	1,285

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

Plaintiff: States of PR, AM, BA, ES, PA, PE and PB Finance Departments
13) Incidence of VAT (ICMS) over alleged differences in the control of physical and fiscal inventories.
Current status: This claim involves lawsuits in different administrative and judicial levels.	1,016	840
Plaintiff: States of RJ, SP, ES, BA, PE, MG and RS Finance Departments
14) Misappropriation of VAT tax credit (ICMS) that, per the tax authorities, are not related to property, plant and equipment.
Current status: This claim involves lawsuits in different administrative and judicial stages.	961	490
Plaintiff: States of RJ, RN, AL, AM, PA, BA, GO, MA and SP Finance Departments
15) Alleged failure to write-down VAT (ICMS) credits related to zero tax rated or non-taxable sales made by the Company's customers.
Current status: This claim involves lawsuits in different administrative and judicial stages.	892	755
Plaintiff: States of SP, RS and SC Finance Departments
16) Collection of VAT (ICMS) related to natural gas imports from Bolivia, alleging that these states were the final destination (consumers) of the imported gas.
Current status: This claim involves lawsuits in different administrative and judicial stages, as well as three civil lawsuits in the Federal Supreme Court.	882	827
Plaintiff: States of SP, CE, PB, RJ, BA and PA Finance Departments
17) VAT (ICMS) and VAT credits on internal consumption of bunker fuel and marine diesel, destined to chartered vessels.
Current status: This claim involves several tax notices from the states in different administrative and judicial stages.	632	566
Plaintiff: States of AM, BA, RS and RJ Finance Departments
18) Disagreement about the basis of calculation of VAT (ICMS) on interstate sales and transfers between different stores from the same contributor.
Current status: This claim involves lawsuits in different administrative and judicial stages.	553	351
Plaintiff: States of RJ, SP, SE and BA Finance Departments
19) Misappropriation of VAT tax credit (ICMS) on the acquisitions of goods that, per the tax authorities, are not related to property, plant and equipment.
Current status: This claim involves lawsuits in different administrative and judicial stages.	531	405
Plaintiff: States of MG, MT, GO, RJ, PA, CE, BA, PR, SE, AL and RN Finance Departments
20) Misappropriation of VAT tax credit (ICMS) on the acquisitions of goods that, per the tax authorities, are not related to inventories.
Current status: This claim involves lawsuits in different administrative and judicial stages.	378	341
Plaintiff: State of Pernambuco Finance Department

21) Alleged incorrect application of VAT (ICMS) tax base with respect to interstate sales of natural gas transport through city-gates in the State of Pernambuco destined to the distributors in that State. The Finance Department of the State of Pernambuco understands that activity as being an industrial activity which could not be characterized as an interstate sale transaction (considering that the Company has facilities located in Pernambuco), and consequently charging the difference on the tax levied on the sale and transfer transactions.

Current status: This claim involves lawsuits in different administrative and judicial stages.	346	312
22) Other tax matters	4,099	4,332
Total for tax matters	44,012	47,830

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

		Estimate
Description of labor matters	30.09.2017	12.31.2016
Plaintiff: Sindipetro of ES, RJ, BA, MG, SP, PE, SE, RN, CE, PR, SC and RS.
1) Class actions requiring a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated.
Current status: Awaiting the Superior Labor Court to judge appeals filed by the Company. The judgement on the Company’s collective bargaining agreement is stayed pending the Superior Labor Court decision on the appeal.	4,644	4,383
Plaintiff: Sindipetro of Norte Fluminense – SINDIPETRO/NF
2) The plaintiff claims Petrobras failed to pay overtime for standby work exceeding 12-hours per day. It also demands that the Company respects a 12-hour limit per workday, subject to a daily fine.
Current status: Awaiting the Superior Labor Court to judge appeals filed by both parties.	400	369
Plaintiff: Sindipetro of ES, RJ, BA, SP, PR, CE, SC,SE, PE and RS

3) Class Actions regarding wage underpayments to certain employees due to expected changes in the methodology used to factor overtime into the calculation of paid weekly rest, allegedly computed based on ratios that are higher than the 1/6 ratio established by Law No. 605/49.

Current status:  The Superior Labor Court ("Tribunal Superior do Trabalho - TST") unified a favorable understanding to the Company's opinion. There are TST decisions favorable to the plaintiffs on individual and collective proceedings judged before the mentioned unification. With respect to the claim filed by Sindipetro Norte Fluminense (NF): (i) the Company has filed an appeal in the TST to overturn a decision and is awaiting judgment; and (ii) The Regional Labor Court ("Tribunal Regional do Trabalho - TRT") from the First Region issued an opinion favorable to the Company in its review appeal. The court stated that the enforceable title changed the factors used on the calculation of extra hour, increasing it and resulting in a considerable decrease in the estimated amount. Regarding the lawsuit filed by SINDIPETRO-MG, Petrobras filed a lawsuit called "Ação Rescisória" (a kind of "motion to set aside the judgment"). In the trial before the TST, on September 26, 2017, the Company's claim was successful. Therefore, the court ruled that Petrobras did not have to pay the usual extra hours and its legal effects in relation to the compensatory breaks of workers submitted to the alternating shifts regime.

	310	311
4) Other labor matters	2,191	2,162
Total for labor matters	7,545	7,225

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

		Estimate
Description of civil matters	30.09.2017	12.31.2016
Plaintiff: Agência Nacional de Petróleo, Gás Natural e Biocombustíveis - ANP

1) Proceedings challenging an ANP order requiring Petrobras to unite Lula and Cernambi fields on the BM-S-11 joint venture; to unite Baúna and Piracicaba fields; to unite Tartaruga Verde and Mestiça fields; and to unite Baleia Anã, Baleia Azul, Baleia Franca, Cachalote, Caxaréu, Jubarte and Pirambu, in the Parque das Baleias complex, which would cause changes in the payment of special participation charges.

Current status: This list involves claims that are disputed in court and in arbitration proceedings. The Company has made judicial deposits on the Lula/Cernanbi and the Baúna/Piracaba fields proceedings for the alleged differences resulting from the special participation. However, with the reversal of the favorable injunction, currently the payment of these alleged differences have been made directly to ANP, until a final judicial decision is handed down. On the Parque das Baleias complex proceeding, the Superior Court of Justice ("Superior Tribunal de Justiça - STJ") ruled that is the Chamber of Arbitration which has the responsibility to determine if the claim should be arbitrated or not. On the Tartaruga Verde and Mestiça fields unitization proceeding, the Regional Federal Court of the Second Region has the opinion that the Chamber of Arbitration has jurisdiction, and authorized this arbitration.  Therefore, the arbitrations on the Lula/Cernambi and Baúna/Piracicaba fields unitization are currently stayed, while the Judiciary states there is no obstacle to continue with the Parque das Baleias complex and the Tartaruga Verde and Mestiça fields arbitrations. The change on the amount relates to indexation charge and the inclusion of production taxes on the Parque das Baleias complex, which collection is stayed due to judicial and arbitral decision.

	2,605	1,992

2) Administrative proceedings challenging an ANP order requiring Petrobras to pay additional special participation fees and royalties (production taxes) with respect to several fields, including a misunderstanding about the oil prices used on the calculation of production taxes on Lula field. It also includes contention about fines imposed by ANP due to alleged failure to comply with the minimum exploration activities program, as well as alleged irregularities relating to compliance with oil and gas industry regulation.

Current status: In August 2017, the Company had an adverse judicial sentence relating with a fine issued by ANP. Therefore, in the third quarter of 2017 several proceedings have the probability of loss considered as probable. The other claims involve lawsuits in different administrative and judicial stages.	2,199	1,668
Plaintiff: Several plaintiffs in Brazil and EIG Management Company in USA
3) Arbitration in Brazil and lawsuit in the USA regarding Sete Brasil.

Current status: The arbitrations are at different stages, with no court ruling at this moment. The lawsuit filed by EIG and affiliates alleges that the Company committed fraud by inducing plaintiffs to invest in Sete Brasil Participações S. A. ("Sete") through communications that failed to disclose the alleged corruption scheme. The District of Columbia Court partially granted the Company's motion to dismiss. Petrobras entered another motion to dismiss the remaining part of the lawsuit and the proceeding is currently stayed in the first instance due to this appeal. On October 30, 2017, the Company presented a response to EIG's counter-arguments on this case.

	2,249	1,644
Plaintiff: Refinaria de Petróleo de Manguinhos S.A.
4) Lawsuit seeking to recover damages for alleged anti-competitive practices with respect to gasoline, diesel and LPG sales in the domestic market.
Current status: This claim is in the judicial stage and was ruled in favor of the plaintiff in the first stage. The Company is taking legal actions to ensure its rights. The Brazilian Antitrust Regulator (CADE) has already analyzed this claim and did not consider the Company's practices to be anti-competitive.	636	575
Plaintiff: Vantage Deepwater Company and Vantage Deepwater Drilling Inc.
5) Arbitration in the United States for unilateral termination of the drilling service contract tied to ship-probe Titanium Explorer.
Current status: The merits hearing has been held and the award of the Arbitration Tribunal is expected to be rendered in the first quarter of 2018.	400	400
6) Other civil matters	2,899	2,770
Total for civil matters	10,988	9,049

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

		Estimate
Description of environmental matters	30.09.2017	12.31.2016

Plaintiff: Ministério Público Federal, Ministério Público Estadual do Paraná, AMAR - Associação de Defesa do Meio Ambiente de Araucária, IAP - Instituto Ambiental do Paraná and IBAMA - Instituto Brasileiro de Meio Ambiente e Recursos Naturais Renováveis.

1) Legal proceeding related to specific performance obligations, indemnification and compensation for damages related to an environmental accident that occurred in the State of Paraná on July 16, 2000.

Current status: The court partially ruled in favor of the plaintiff. However, both parties (the plaintiff and the Company) filed an appeal.	954	855
Plaintiff: Instituto Brasileiro de Meio Ambiente - IBAMA and Ministério Público Federal

2) Administrative proceedings arising from environmental fines related to exploration and production operations (Upstream) contested because of disagreement over the interpretation and application of standards by IBAMA, as well as a public civil action filed by the Ministério Público Federal for alleged environmental damage due to the accidental sinking of P-36 Platform.

Current status: A number of defense trials and the administrative appeal regarding the fines are pending, and others are under judicial discussion. With respect to the civil action, the Company appealed the ruling that was unfavorable in the lower court and monitors the use of the procedure that will be judged by the Regional Federal Court.	490	442
3) Other environmental matters	985	875
Total for environmental matters	2,429	2,172

29.4.	Class action and related proceedings
29.4.1.	Class action and related proceedings in the USA

Between December 8, 2014 and January 7, 2015, five putative securities class action complaints were filed against the Company in the United States District Court for the Southern District of New York (SDNY). These actions were consolidated on February 17, 2015 (the “Consolidated Securities Class Action”). The Court appointed a lead plaintiff, Universities Superannuation Scheme Limited (“USS”), on March 4, 2015. Together with two other plaintiffs—Union Asset Management Holding AG (“Union”) and Employees' Retirement System of the State of Hawaii (“Hawaii”)—USS filed a consolidated amended complaint (“CAC”) on March 27, 2015 that purported to be on behalf of investors who:

-

purchased or otherwise acquired Petrobras securities traded on the NYSE or pursuant to other transactions in the U.S. during the period January 22, 2010 and March 19, 2015, inclusive (the “Class Period”), and were damaged thereby;

-

purchased or otherwise acquired during the Class Period certain notes issued in 2012 pursuant to a registration statement filed with the SEC filed in 2009, or certain notes issued in 2013 or 2014 pursuant to a registration statement filed with the SEC in 2012 , and were damaged thereby; and;

-

purchased or otherwise acquired Petrobras securities on the Brazilian stock exchange during the Class Period, who also purchased or otherwise acquired Petrobras securities traded on the NYSE or pursuant to other transactions in the U.S. during the same period.

The CAC alleged, among other things, that in the Company’s press releases, filings with the SEC and other communications, the Company made materially false and misleading statements and omissions regarding the value of its assets, the amounts of the Company’s expenses and net income, the effectiveness of the Company’s internal controls over financial reporting, and the Company’s anti-corruption policies, due to the alleged corruption purportedly committed in connection with certain contracts, which allegedly artificially inflated the market value of the Company’s securities.

On April 17, 2015, Petrobras, Petrobras Global Finance - PGF and the underwriters of notes issued by PGF (the “Underwriter Defendants”) filed a motion to dismiss the CAC.

On July 9, 2015, the judge presiding over the Consolidated Securities Class Action ruled on the motion to dismiss, partially granting the Company’s motion. Among other decisions, the judge dismissed claims relating to certain debt securities issued in 2012 under the Securities Act of 1933 as time barred by the Securities Act’s statute of repose, and ruled claims relating to securities purchased on the Brazilian stock exchange must be arbitrated, as established in the Company’s bylaws. The judge rejected other arguments presented in the motion to dismiss the CAC and, as a result, the Consolidated Securities Class Action continued with respect to those other claims.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

As allowed by the judge, a second consolidated amended complaint was filed on July 16, 2015, a third consolidated amended complaint (“TAC”) was filed on September 1, 2015, among other things extending the Class Period through July 28, 2015 and adding Petrobras America, Inc. as a defendant, and a fourth consolidated amended complaint (“FAC”) was filed on November 30, 2015. The TAC and FAC, brought by lead plaintiff, Union, Hawaii, and an additional plaintiff, North Carolina Department of State Treasurer (“North Carolina”) (collectively, “class plaintiffs”)—brings those claims alleged in the CAC that were not dismissed or were allowed to be re-pleaded under the judge’s July 9, 2015 ruling.

Petrobras, PGF, Petrobras America, Inc. and the Underwriter Defendants filed motions to dismiss the TAC on October 1, 2015 and the FAC on December 7, 2015.

On December 20, 2015, the judge ruled on the motions to dismiss, partially granting the motions. Among other decisions, the judge dismissed the claims of USS and Union based on their purchases of notes issued by PGF for failure to plead that they purchased the notes in U.S. transactions. The judge also dismissed claims under the Securities Act of 1933 for certain purchases for which class plaintiffs had failed to plead the element of reliance. The judge rejected other arguments presented in the motion to dismiss the FAC and, as a result, the Consolidated Securities Class Action continued with respect to the remaining claims.

On October 15, 2015, class plaintiffs filed a motion for class certification in the Consolidated Securities Class Action, and on November 6, 2015, Petrobras, PGF, Petrobras America, Inc. and the Underwriter Defendants opposed the motion.

On February 2, 2016, the judge granted plaintiffs’ motion for class certification, certifying a Securities Act Class represented by Hawaii and North Carolina and an Exchange Act Class represented by USS.

On June 15, 2016, the United States Court of Appeals for the Second Circuit (“Second Circuit”) granted Petrobras’ motion requesting interlocutory appellate review of the class certification decision. Petrobras and the other defendants moved in district court for a stay of all district court proceedings, which the district judge denied on June 24, 2016 and, on June 27, 2016, the parties filed motions for summary judgment. Defendants then moved in the Second Circuit for a stay of all district court proceedings. On August 2, 2016, the Second Circuit granted Defendants’ motion to stay all district court proceedings. Oral argument regarding the appeal was held before the Second Circuit on November 2, 2016.

On July 7, 2017, the Second Circuit vacated, in part, the class certification decision and remanded the case to the district court for further proceedings.

The Second Circuit partially granted the Company’s appeal, reversing some aspects of the district court’s ruling and affirming others. Among other issues, the Second Circuit ruled that the district judge failed to consider whether the question of whether the transactions occurred in the United States could be determined through a common set of evidence, and whether, if not, common issues would predominate over individual ones.  The effect of the Second Circuit’s decision is to vacate the classes certified by the district court pending additional proceedings in the district court on remand.

On July 21, 2017, Petrobras filed a request for rehearing or en banc review with the Second Circuit regarding portions of the Second Circuit’s decision affirming the district court’s order, which was denied on August 24, 2017.

On November 1, 2017, Petrobras and certain other defendants filed a petition for writ of certiorari in the United States Supreme Court appealing the Second Circuit’s decision. On November 3, 2017, the Second Circuit granted the motion to stay the mandate filed by Petrobras on August 30, 2017, and as a result the proceeding will remain stayed until a final decision is issued by the Supreme Court.

In addition to the Consolidated Securities Class Action, to date, 33 lawsuits have been filed by individual investors before the same judge in the SDNY (six of which have been stayed), and one has been filed in the United States District Court for the Eastern District of Pennsylvania (collectively, the “Opt-out Claims”), consisting of allegations similar to those in the Consolidated Securities Class Action. On August 21, 2015, Petrobras, PGF and underwriters of notes issued by PGF filed a motion to dismiss certain of the Opt-out Claims in the SDNY, and on October 15, 2015, the judge ruled on the motion to dismiss, partially granting the motion. Among other decisions, the judge dismissed several Exchange Act, Securities Act and state law claims as barred by the relevant statutes of repose. The judge denied other portions of the motion to dismiss and, as a result, these actions continued with respect to other claims brought by these plaintiffs.

On October 31, 2015, the SDNY judge ordered that the Opt-out Claims before him in the SDNY and the Consolidated Securities Class Action be tried together in a single trial not to exceed a total of eight weeks. On November 5, 2015, the judge scheduled the trial to begin on September 19, 2016; however, the trial is now stayed due to the stay imposed by the Second Circuit decision on August 2, 2016.

On November 18, 2015, the judge ordered that any Opt-out Claim filed before him in the SDNY after December 31, 2015 will be stayed in all respects until after the completion of the trial.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

On October 21, 2016, Petrobras’ board of directors approved agreements to settle Opt-out Claims in four cases: Dodge & Cox Int’l Stock Fund, et al. v. Petróleo Brasileiro S.A. – Petrobras, et al., No. 15-cv-10111 (JSR), Janus Overseas Fund, et al. v. Petróleo Brasileiro S.A. – Petrobras, et al., No. 15-cv-10086 (JSR),PIMCO Funds: PIMCO Total Return Fund, et al. v. Petróleo Brasileiro S.A. – Petrobras, et al., No. 15-cv-08192 (JSR) and Al Shams Investments Ltd., et al. v. Petróleo Brasileiro S.A. – Petrobras, et al., No. 15-cv-6243 (JSR).  The terms of the settlements are confidential.

On November 23, 2016, Petrobras’ board of directors approved agreements to settle Opt-out Claims in eleven cases:  Ohio Public Employees Retirement System v. Petróleo Brasileiro S.A. – Petrobras et al., No. 15-cv-03887 (JSR); Abbey Life Assurance Company Limited, et al. v. Petróleo Brasileiro S.A., et al., No. 15-cv-6661 (JSR); Aberdeen Emerging Markets Fund, et al. v. Petróleo Brasileiro S.A. – Petrobras, et al., No. 15-cv-3860 (JSR); Aberdeen Latin American Income Fund Limited, et al. v. Petróleo Brasileiro S.A. – Petrobras, et al., No. 15-cv-4043 (JSR); Delaware Enhanced Global Dividend and Income Fund, et al. v. Petróleo Brasileiro S.A. – Petrobras, et al., No. 15-cv-4043 (JSR); Dimensional Emerging Markets Fund, et al. v. Petróleo Brasileiro S.A. – Petrobras, et al., No. 15-cv-02165 (JSR); Manning & Napier Advisors, LLC, et al. v. Petróleo Brasileiro S.A. – Petrobras, No. 15-cv-10159 (JSR); Russell Investment Company, et al. v. Petróleo Brasileiro S.A. – Petrobras, No. 15-cv-07605 (JSR); Skagen, et al. v. Petróleo Brasileiro S.A. – Petrobras, et al., No.15-cv-2214 (JSR); State of Alaska Department of Revenue, Treasury Division, et al. v. Petróleo Brasileiro S.A. – Petrobras, No. 15-cv-8995 (JSR), and State Street Cayman Trust Co., Ltd., v. Petróleo Brasileiro S.A. – Petrobras, No. 15-cv-10158 (JSR).

On February 24, 2017, Petrobras’ board of directors approved agreements to settle Opt-out Claims in four cases:  New York City Employees Retirement System, et al.  v. Petróleo Brasileiro S.A. – Petrobras et al., No. 15-cv-2192 (JSR),  Transamerica Income Shares, Inc., et al v. Petróleo Brasileiro S.A. - Petrobras, et al., No. 15-cv-3733 (JSR), Internationale Kapitalanlagegesellschaft mbH v. Petróleo Brasileiro S.A. - Petrobras, et al., No. 15-cv-6618 (JSR) Lord Abbett Investment Trust – Lord Abbett Short Duration Income Fund, et al v. Petróleo Brasileiro S.A. - Petrobras, et al., No. 15-cv-7615 (JSR).

On June 19, 2017, Petrobras’ board of directors approved an agreement to settle Opt-out Claims in a case in the Eastern District of Pennsylvania filed by a group of affiliates of The Vanguard Group Inc. (“Vanguard”), No. 15-cv-6283.

On September 13, 2017, Petrobras’ board of directors approved an agreement to settle an Opt-out Claim in a case in the SDNY filed by a group of affiliates of the Discovery Global Citizens Master Fund, Ltd, No. 15-cv-9126.

The class action and seven cases with Opt-out Claims remain pending against Petrobras, but are stayed until the Supreme Court’s disposition of the petition for a writ of certiorari.  The actions continue to assert the claims that have not been dismissed by the district judge, although the classes certified by the district judge have been vacated pending additional proceedings in the district court on remand. In addition to these cases, there are six individual actions pending, which are stayed since they have been filed after December 31, 2015, pursuant to the district court’s decision on November 18, 2015.

Based on the settlements reached, and the status of certain other Opt-out Claims, the Company charged to the statement of income the amounts presented below:

Amounts recognized up to December 31, 2016(*)	372
Amounts recognized in the nine-month period ended September 30, 2017	76
Total amount up to September 30, 2017	448
(*) US$ 364 refers to the nine-month period ended September 30, 2016.

The terms of the settlements are confidential and Petrobras denies all allegations of wrongdoing and continues to defend itself vigorously in all pending actions. The settlements, the terms of which are confidential, are aimed at eliminating the uncertainties, burdens and expense of ongoing litigation. The Consolidated Securities Class Action and certain Opt-out Claims involve highly complex issues that are subject to substantial uncertainties and depend on a number of factors such as the novelty of the legal theories, the information produced in discovery, the timing of court decisions, rulings by the court on key issues, analysis by retained experts, and the possibility that the parties negotiate in good faith toward a resolution.

In addition, the claims asserted are broad, span a multi-year period and involve a wide range of activities, and the contentions of the plaintiffs in the Consolidated Securities Class Action and certain Opt-out Claims concerning the amount of alleged damages are varied and, at this stage, their impact on the course of the litigation is complex and uncertain. The uncertainties inherent in all such matters affect the amount and timing of the ultimate resolution of these actions. As a result, the Company is unable to make a reliable estimate of eventual loss arising from the Consolidated Securities Class Action and certain Opt-out Claims.

Depending on the outcome of the litigation, we may be required to pay substantial amounts, which could have a material adverse effect on the Company’s financial condition, its consolidated results of operations or its consolidated cash flows for an individual reporting period.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

The Company has engaged a U.S. firm as legal counsel and intends to defend these actions vigorously.

29.4.2.	Class action in the Netherlands

On January 23, 2017, the Stichting Petrobras Compensation Foundation (“Foundation”) filed a class action before the district court in Rotterdam, in the Netherlands, against Petrobras and its subsidiaries Petrobras International Braspetro B.V. (PIBBV) and Petrobras Global Finance B.V. (PGF); joint venture Petrobras Oil & Gas B.V. (PO&G), and some former managers of Petrobras.

This Foundation allegedly represents an unidentified group of investors and demands judicial remedies for alleged damages caused to investors who purchased securities issued by Petrobras and PGF outside the United States, before July 28, 2015, due to alleged illegal acts. The Foundation also alleges financial losses are connected to the facts uncovered by the Lava-Jato investigation and to purported false and misleading financial information released by the Company.

Petrobras, PGF, PIBBV and PO&G filed their first response to the claim on May 3, 2017 (first docket date), presenting the law firms that will defend these companies and requesting a hearing to discuss some aspects of the case.

On August 23, 2017, a hearing was held at the District Court in Rotterdam to establish the timeframe for proceedings. The next steps are: (i) initial arguments by defendants in November 2017, (ii) the Foundation’s reply in March 2018, and (iii) the oral hearing on June 28, 2018. The Court ruling is expected to be presented in September 2018.

This class action involves complex issues that are subject to substantial uncertainties and depend on a number of factors such as the legitimacy of the Foundation as the plaintiffs' attorney, the applicable rules to this complaint, the information produced in discovery, analysis by experts, the timing of court decisions and rulings by the court on key issues. Currently, it is not possible to determine if the Company will be responsible for the payment of compensations as a result of this action as this assessment depends on the outcome of these complex issues. Moreover, it is uncertain which investors are able to file complaints related to this matter against the Company.

In addition, the claims asserted are broad, span a multi-year period and involve a wide range of activities, and, at the current stage, the impacts of such claims are highly uncertain. The uncertainties inherent in all such matters affect the amount and timing of the ultimate resolution of these actions. As a result, the Company is unable to make a reliable estimate of eventual loss arising from this action. The Company is victim of the corruption scheme uncovered by the Lava-Jato investigation and aims to present and prove this condition before the Netherlands Authorities.

The uncertainties inherent in all such matters do not enable the Company to identify possible risks related to this action. Compensation for the alleged damages will only be determined by court rulings on complaints to be filed by individual investors, unless agreements to settle Opt-out Claims occur. The Foundation is not able to demand compensation for damages.

Petrobras and its subsidiaries deny the allegations presented by the Foundation and intend to defend themselves vigorously.

30.	Collateral for crude oil exploration concession agreements

The Company has granted collateral to the Brazilian Agency of Petroleum, Natural Gas and Biofuels (Agência Nacional de Petróleo, Gás Natural e Biocombustíveis - ANP) in connection with the performance of the Minimum Exploration Programs established in the concession agreements for petroleum exploration areas in the total amount of US$ 2,524 of which US$ 965 were still in force as of September 30, 2017, net of commitments undertaken. The collateral comprises crude oil from previously identified producing fields, pledged as collateral, amounting to US$ 837 and bank guarantees of US$ 128.

31.	Risk management

The Company is exposed to a variety of risks arising from its operations, including price risk (related to crude oil and oil products prices), foreign exchange rates risk, interest rates risk, credit risk and liquidity risk. Corporate risk management is part of the Company’s commitment to act ethically and comply with the legal and regulatory requirements of the countries where it operates. To manage market and financial risks the Company prefers structuring measures through adequate capital and leverage management. The Company takes account of risks in its business decisions and manages any such risk in an integrated manner in order to enjoy the benefits of diversification.

A summary of the positions of the derivative financial instruments held by the Company and recognized in other current assets and liabilities as of September 30, 2017, as well as the amounts recognized in the statement of income and other comprehensive income and the guarantees given is set out as follows:

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

			Statement of Financial Position

	Notional value		Fair value Asset Position (Liability)		Maturity

	09.30.2017	12.31.2016	09.30.2017	12.31.2016
Derivatives not designated for hedge accounting
Future contracts - total (*)	(19,398)	(1,866)	(34)	(8)
Long position/Crude oil and oil products	81,330	88,303	−	−	2018
Short position/Crude oil and oil products	(100,728)	(90,169)	−	−	2018
Options - total (*)	(8,205)	120	(1)	−
Call/Crude oil and oil products	(7,205)	−	(4)	−	2018
Put/Crude oil and oil products	(1,000)	120	3	−	2018
Forward contracts - total			−	0.3
Long position/Foreign currency forwards (BRL/USD)(**)	US$ 10	−	−	−	2017
Short position/Foreign currency forwards (BRL/USD)(**)	US$ 69	US$ 15	−	0.3	2017

Swap			72	−
Foreign currency / Cross-currency Swap (**)	GBP 700	−	72	−	2026

Derivatives designated for hedge accounting
Swap
Interest – Libor / Fixed rate (**)	US$ 345	US$ 371	(7)	(10)	2019

Total recognized in the Statement of Financial Position			30	(17.7)

(*) Notional value in thousands of bbl.
(**) Amounts in US$ and GBP are presented in million.

	Gains/ (losses) recognized in the statement of income (*)		Gains/(losses) recognized in the Shareholders’ Equity (**)		Guarantees given as collateral
	Jan-Sep/2017	Jan-Sep/2016	Jan-Sep/2017	Jan-Sep/2016	09.30.2017	12.31.2016
Commodity derivatives	3	(30)	(1)	−	99	55
Foreign currency derivatives	42	(50)	−	6	−	−
Interest rate derivatives	(4)	(6)	2	−	−	−
	41	(86)	1	6	99	55
Cash flow hedge on exports (***)	(2,323)	(2,111)	4,110	13,183	−	−
Total	(2,282)	(2,197)	4,111	13,189	99	55

(*) Amounts recognized in finance income in the period.
(**) Amounts recognized as other comprehensive income in the period.
(***) Using non-derivative financial instruments as designated hedging instruments, as set out in note 31.2.

A sensitivity analysis of the derivative financial instruments for the different types of market risks as of September 30, 2017 is set out following:

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

Financial Instruments	Risk	Probable Scenario*	Reasonably possible scenario	Remote Scenario
Derivatives not designated for hedge accounting
Future contracts	Crude oil and oil products - price changes	-	(202)	(405)
Forward contracts	Foreign currency - depreciation BRL x USD	−	15	29
Options	Crude oil and oil products - price changes	−	(94)	(197)
		−	(281)	(573)
Derivatives designated for hedge accounting
Swap		1	(2)	(3)
Debt	Interest - LIBOR increase	(1)	2	3
Net effect		−	−	−

(*) The probable scenario was computed based on the following risks: oil and oil products prices: fair value on September 30, 2017 / R$ x U.S. Dollar - a 0.6% appreciation of the Real / LIBOR Forward Curve - a 1.67% increase throughout the curve. Source: Focus and Bloomberg.

31.1.	Risk management of price risk (related to crude oil and oil products prices)

Petrobras does not regularly use derivative instruments to hedge exposures to commodity price cycles related to products purchased and sold to fulfill operational needs. Derivatives are used as hedging instruments to manage the price risk of certain short-term commercial transactions.

31.2.	Foreign exchange risk management

The Company’s Risk Management Policy provides for, as an assumption, an integrated risk management extensive to the whole corporation, pursuing the benefit from the diversification of its businesses.

By managing its foreign exchange risk, the Company takes into account the group of cash flows derived from its operations. This concept is especially applicable to the risk relating to the exposure of the Brazilian Real against the U.S. dollar, in which future cash flows in U.S. dollar, as well as cash flows in Brazilian Real affected by the fluctuation between both currencies, such as cash flows derived from diesel and gasoline sales in the domestic market, are assessed in an integrated manner.

Accordingly, the financial risk management mainly involves structured actions by using natural hedges derived from the business of the Company.

The foreign exchange risk management strategy may involve the use of derivative financial instruments to hedge certain liabilities, minimizing foreign exchange rate risk exposure, especially when the Company is exposed to a foreign currency in which no cash inflows are expected, for example, Pound Sterling.

In the short-term, the foreign exchange risk is managed by applying resources in cash or cash equivalent denominated in Brazilian Real, U.S. Dollar or in another currency.

a)	Cash Flow Hedge involving the Company’s future exports

Considering the natural hedge aforementioned, the Company designates hedging relationships to account for the effects of the existing hedge between a portion of its long-term debt obligations (denominated in U.S. dollars) and its highly probable U.S. dollar denominated future export revenues, so that gains or losses associated with the hedged transaction (the highly probable future exports) and the hedging instrument (debt obligations) are recognized in the statement of income in the same periods.

A portion of principal amounts and accrued interest (non-derivative financial instruments), as well as foreign exchange rate forward contracts (derivative financial instruments) have been designated as hedging instruments. Derivative financial instruments expired during the year were replaced by principal and interest amounts in the hedging relationships for which they had been designated.

Individual hedging relationships were designated in a one-to-one proportion, meaning that a portion of the highly probable future exports for each month will be the hedged transaction of an individual hedging relationship, hedged by a portion of the company’s long-term debt. Only a portion of the Company’s forecast exports are considered highly probable.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

Whenever a portion of future exports for a certain period for which a hedging relationship has been designated is no longer highly probable, the Company revokes the designation and the cumulative foreign exchange gains or losses that have been recognized in other comprehensive income remain separately in equity until the forecast exports occur.

If a portion of future exports for which a hedging relationship has been designated is no longer expected to occur, any related cumulative foreign exchange gains or losses that have been recognized in other comprehensive income from the date the hedging relationship was designated to the date the Company revoked the designation is immediately recycled from equity to the statement of income.

The carrying amounts, the fair value as of September 30, 2017, and a schedule of expected reclassifications to the statement of income of cumulative losses recognized in other comprehensive income (shareholders’ equity) based on a US$ 1.00 / R$ 3.1680 exchange rate are set out below:

Hedging Instrument	Hedged Transactions	Nature of the Risk	Maturity Date	Principal Amount (US$ million)	Carrying amount as of September 30, 2017 (R$ million)
Non-derivative financial instruments (debt: principal and interest)	Portion of highly probable future monthly exports revenues	Foreign Currency – Real vs U.S. Dollar Spot Rate	October 2017 to September 2027	56,293	178,338

Changes in the reference value (principal and interest)	US$	R$ million
Amounts designated as of December 31, 2016	61,763	201,293
Additional hedging relationships designated, designations revoked and hedging instruments re-designated	11,685	37,068
Exports affecting the statement of income	(3,132)	(9,944)
Principal repayments / amortization	(14,023)	(44,588)
Foreign exchange variation	−	(5,491)
Amounts designated as of September 30, 2017	56,293	178,338

The ratio of highly probable future exports to debt instruments for which a hedging relationship has been designated in future periods is set out below:

	2017	2018	2019	2020	2021	2022	2023	2024 to 2027	Average
Hedging instruments designated / Highly probable future exports (%)
	42	31	31	83	96	98	96	59	67

A roll-forward schedule of cumulative foreign exchange losses recognized in other comprehensive income as of September 30, 2017 is set out below:

	Exchange rate	Tax effect	Total
Balance at January 1, 2016	(30,739)	10,451	(20,288)
Recognized in shareholders' equity	10,779	(3,665)	7,114
Reclassified to the statement of income - occurred exports	2,542	(864)	1,678
Reclassified to the statement of income - exports no longer expected or not occurred	299	(100)	199
Balance at December 31, 2016	(17,119)	5,822	(11,297)
Recognized in shareholders' equity	1,787	(608)	1,179
Reclassified to the statement of income - occurred exports	2,320	(789)	1,531
Reclassified to the statement of income - exports no longer expected or not occurred	3	(1)	2
Balance at September 30, 2017	(13,009)	4,424	(8,585)

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

Additional hedging relationships may be revoked or additional reclassification adjustments from equity to the statement of income may occur as a result of changes in forecast export prices and export volumes following a review of the Company’s business plan. Based on a sensitivity analysis considering a US$ 10/barrel decrease in Brent prices stress scenario, when compared to the Brent price projections in our most recent update of the 2017-2021 Business and Management Plan (Plano de Negócios e Gestão – PNG), a US$ 1 reclassification adjustment from equity to the statement of income would occur.

A schedule of expected reclassification of cumulative foreign exchange losses recognized in other comprehensive income to the statement of income as of September 30, 2017 is set out below:

	2017	2018	2019	2020	2021	2022	2023	2024 to 2027	Total
Expected realization	(1,357)	(5,354)	(3,586)	(2,483)	(1,994)	(2,279)	(903)	4,947	(13,009)

b)	Cross currency swap – Pounds Sterling x Dollar

In the first quarter of 2017, the Company, through its wholly-owned subsidiary Petrobras Global Trading B.V. (PGT), entered into a £ 700 million notional amount cross currency swap maturing in 2026, in order to hedge its Pounds/U.S. Dollar exposure arising from the Company’s debt denominated in Pounds.

c)	Sensitivity analysis for foreign exchange risk on financial instruments

A sensitivity analysis is set out below, showing the probable scenario for foreign exchange risk on financial instruments, computed based on external data along with stressed scenarios (a 25% and a 50% change in the foreign exchange rates), except for assets and liabilities of foreign subsidiaries, when transacted in a currency equivalent to their respective functional currencies.

Financial Instruments	Exposure at 09.30.2017	Risk	Probable Scenario (*)	Reasonably possible scenario	Remote Scenario

Assets	2,575		(15)	644	1,288
Liabilities	(59,098)	Dollar/Real	336	(14,774)	(29,549)
Cash flow hedge on exports	56,294		(320)	14,074	28,147
	(229)		1	(56)	(114)
Liabilities	(143)	Yen/Dollar	(1)	(36)	(72)
	(143)		(1)	(36)	(72)
Assets	4	Euro/Real	−	1	2
Liabilities	(45)		−	(11)	(22)
	(41)		−	(10)	(20)
Assets	5,147	Euro/Dollar	(7)	1,287	2,574
Liabilities	(10,319)		13	(2,580)	(5,160)
	(5,172)		6	(1,293)	(2,586)
Assets	1	Pound Sterling/Real	−	−	1
Liabilities	(25)		1	(6)	(12)
	(24)		1	(6)	(11)
Assets	3,557	Pound Sterling /Dollar	(53)	889	1,778
Liabilities	(4,848)		73	(1,212)	(2,424)
Derivative - cross currency swap	938		(14)	235	469
	(353)		6	(88)	(177)
Total	(5,962)		13	(1,489)	(2,980)

(*) On September 30, 2017, the probable scenario was computed based on the following risks:  R$ x U.S. Dollar - a 0.6% appreciation of the Real / Japanese Yen x U.S. Dollar - a 0.6% appreciation of the Japanese Yen/ Euro x U.S. Dollar: a 0.1% depreciation of the Euro / Pound Sterling x U.S. Dollar: a 1.5% depreciation of the Pound Sterling / Real x Euro - a 0.7% appreciation of the Real / Real x Pound Sterling - a 2.1% appreciation of the Real. Source: Focus and Bloomberg.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

31.3.	Interest rate risk management

The Company considers that interest rate risk does not create a significant exposure and therefore, preferably does not use derivative financial instruments to manage interest rate risk, except for specific situations encountered by certain subsidiaries of Petrobras.

31.4.	Credit risk

Credit risk management in Petrobras aims at minimizing risk of not collecting receivables, financial deposits or collateral from third parties or financial institutions through efficient credit analysis, granting and management based on quantitative and qualitative parameters that are appropriate for each market segment in which the Company operates.

The commercial credit portfolio is broad and diversified and comprises clients from the domestic and foreign markets.  In order to mitigate credits losses, the credit commissions assess creditworthiness and define credit limits, which are regularly monitored, based on the customer’s main activity, commercial relationship and credit history with Petrobras, solvency, financial situation and external market assessment of the customer. For information on allowance for impairment of trade and other receivables, see note 7.

Credit granted to financial institutions is related to collaterals received, cash surplus invested and derivative financial instruments. It is spread among “investment grade” international banks rated by international rating agencies and Brazilian banks.

31.5.	Liquidity risk

Liquidity risk is represented by the possibility of a shortage of cash or other financial assets in order to settle the Company’s obligations on the agreed dates and is managed by the Company based on policies such as: centralization of cash management, optimization of the level of cash and cash equivalents held and reduction of working capital; maintenance of an adequate cash balance to ensure that cash needed for investments and short-term obligations is met even in adverse market conditions; increase in the average debt maturity, increase in funding sources from domestic and international markets, and developing a strong presence in the capital markets and also searching for new funding sources (such as new markets and financial products), as well as funds under the venture and divestment program.

A maturity schedule of the Company’s finance debt (undiscounted), including face value and interest payments is set out as follows:

Maturity	2017	2018	2019	2020	2021	2022 and thereafter	Balance at September 30, 2017	Balance at December 31, 2016
Principal	1,753	6,483	12,443	11,406	13,153	69,304	114,542	119,734
Interest	1,646	6,315	6,028	5,331	4,594	37,979	61,891	58,406
Total	3,399	12,798	18,471	16,737	17,747	107,283	176,433	178,140

32.	Fair value of financial assets and liabilities

Fair values are determined based on market prices, when available, or, in the absence thereof, on the present value of expected future cash flows.

The hierarchy of the fair values of the financial assets and liabilities, recorded on a recurring basis, is set out below:

Level 1: inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2: inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: inputs are unobservable inputs for the asset or liability.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

			Fair value measured based on
	Level I	Level II	Level III	Total fair value recorded
Assets
Marketable securities	1,948	−	−	1,948
Foreign currency derivatives	−	72	−	72
Balance at September 30, 2017	1,948	72	−	2,020
Balance at December 31, 2016	784	0.3	−	784.3

Liabilities
Commodity derivatives	(35)	−	−	(35)
Interest rate derivatives	−	(7)	−	(7)
Balance at September 30, 2017	(35)	(7)	−	(42)
Balance at December 31, 2016	(8)	(10)	−	(18)

There are no material transfers between levels for the periods presented.

The estimated fair value for the Company’s long term debt, computed based on the prevailing market rates, is set out in note 16.1.

The fair values of cash and cash equivalents, short-term debt and other financial assets and liabilities are equivalent or do not differ significantly from their carrying amounts.

33.	Subsequent events

Result of the Second and Third Bidding Rounds - Production Sharing Regime

On October 27, 2017, Petrobras acquired, in partnership with other companies, three offshore blocks in the second and third bidding rounds held by ANP under the production sharing regime. The Company will be the operator of all these blocks.

The total amount of the signature bonus to be paid by Petrobras in the fourth quarter of 2017 is US$ 360.

Prepayment of bank debts, renegotiation and new financing

In October 2017, the Company entered into prepayment operations in respect of existing debts amounting to US$ 1,280, of which US$ 730 refers to debt with JPMorgan maturing in 2018 and 2019, US$ 400 with HSBC maturing in 2019 and US$ 150 with Intesa Sanpaolo Bank maturing in 2020.

Furthermore, the Company rolled over existing debt amounting to US$ 1,600, of which US$ 750 refers to debt with HSBC maturing in 2022 and 2023, and US$ 850 with Intesa Sanpaolo Bank maturing in 2022.

The Company also entered into a new financing operation with Safra Bank, in the amount of US$ 300, maturing in 2023.

34.	Information Related to Guaranteed Securities Issued by Subsidiaries
34.1.	Petrobras Global Finance B.V. (PGF)

Petróleo Brasileiro S.A. - Petrobras fully and unconditionally guarantees the debt securities issued by Petrobras Global Finance B.V. (PGF), a 100-percent-owned finance subsidiary of Petrobras. There are no significant restrictions on the ability of Petrobras to obtain funds from PGF.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2017

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Ivan de Souza Monteiro

______________________________

Ivan de Souza Monteiro

Chief Financial Officer and Investor Relations Officer